building the big picture

NOVASTAR FINANCIAL, INC.

2003 ANNUAL REPORT

Who is NovaStar?

NovaStar Financial, Inc. has emerged as one of the nation's leading lenders and investors in residential mortgages. **NovaStar has a growing presence among mortgage** professionals and homeowners nationwide. Structured as a **Real Estate Investment Trust**, our shares trade on the New York Stock Exchange under the ticker symbol NFI.

We began in 1996
with a simple focus

[illegible] nonconforming mortgage loans that serve the needs of borrowers –
[illegible] enabling the capital markets to participate in attractive investment returns.

We have built a growing presence

in the U.S. mortgage marketplace through relationships with brokers, a nationwide network of NovaStar-affiliated branches, correspondent institutions and direct lending to consumers.





But the value comes



in the way we bring it all together

in a conservatively managed investment portfolio for the benefit of our shareholders. NovaStar distinguishes itself by integrating the parts to create a profitable whole.

Growing Shareholder Wealth 2000–2003

Return – Stock Price & Dividends



2001
2002
2003

Dear Fellow Shareholder

We are pleased with the way our business came together in 2003. Not just the strong earnings and record dividends for NovaStar[SM] shareholders. Not just the booming mortgage market. Not even the 177 percent increase in our stock price.

Most of all, the past year confirmed our long-term vision for the growth of NovaStar, with the financial and human resources to serve homeowners in the nonconforming mortgage market. Our results lend credibility to this strategic direction.

Through the accomplishments of 2003, NovaStar has achieved a maturity and scale that will support our drive to the next level of profitable growth.

In this report, we want to summarize the remarkable business results of the past year. But more importantly, we want to show how

our vision has matured
into a sustainable, coherent organization

to drive future growth and value creation.

Earnings per Share
(Diluted Shares)



$1.51
$2.25
$4.91
2001
2002
2003

Common Dividends Declared



$0.48
$2.15
$5.04
2001
2002
2003

Stockholders' Equity
(Dollars in Millions)



$130
$183
$300
2001
2002
2003

Affiliated Branches
Branches and Loan Volume
(Dollars in Millions)



$1,088
$2,623
$6,381
123
216
432
2001
2002
2003
Branches, end of year
Loans Brokered

Loans Originated and Sold
(Dollars in Millions)



$1,333
$1,215
$73
$2,782
$1,560
$142
$5,994
$5,319
$151
2001
2002
2003
Loans originated
Loans sold in securitization
Loans sold to third parties

Return on Equity
(Annualized)



27.04%
30.30%
58.90%
2001
2002
2003


NovaStar Operational Facility
NovaStar Home Mortgage Branches
NovaStar Headquarters

By all measures, NovaStar made outstanding financial progress in 2003.

Our team of lending and investment professionals delivered another year of solid results:

Net earnings grew 130 percent to $112.0 million for 2003. Earnings per share were $4.91 on a diluted basis, an increase of 118 percent over 2002. Return on average equity was 58.9 percent, an improvement from 30.3 percent in the prior year.

The Board of Directors declared **dividends of $5.04 per share** in 2003, more than double the $2.15 per share from 2002. The board also announced a plan to smooth out the volatility of future quarterly payouts, providing a clearer and more predictable view for shareholders of the relationship between net earnings and dividends.

The **value of NovaStar shares increased 177 percent,** from $15.515 at the end of 2002 to a year-end 2003 close of $42.96. Both prices reflect the 2-for-1 split on December 1, 2003. Assuming reinvestment of dividends, the total return to shareholders in 2003 would have been 216 percent.

The NovaStar business model continued to attract support from the capital markets. In 2003, we successfully **completed two equity offerings that raised $77 million** and completed mortgage-backed securitizations totaling $5.3 billion. In January 2004, we completed a preferred equity offering, raising $72 million.

Growing presence meets market needs

NovaStar is pursuing all major production channels to meet the growing needs of borrowers in the nonconforming mortgage market. In 2003, we originated $5.25 billion in nonconforming loans, up 111 percent from $2.49 billion in 2002.

Amid favorable market conditions in 2002 and 2003, we have built a unified, efficient operation to support the company's long-term growth.

The wholesale channel, consisting of loans received through independent mortgage brokers and our affiliated branches, is our largest source of production. We increased our sales force during 2003 to further penetrate the wholesale market. More than 4,000 independent mortgage brokers nationwide originated some $3.5 billion in loans for NovaStar in 2003, an increase of 77 percent from the prior year.

Our network of NovaStar-affiliated branches, which doubled to 432 offices by year-end from 216 at the end of 2002, brokered $1.2 billion in loans to NovaStar in 2003, up 231 percent. These independently managed branches operate under the NovaStar Home Mortgage brand and use our software and support services.

The branches represent a competitive advantage for NovaStar as we seek greater market share. These affiliated offices are free to broker their loans to more than 300 mortgage lenders, but they wrote 55 percent of nonconforming loans with NovaStar in 2003, making this a very productive source for our portfolio.

Two other channels, correspondent relationships with other financial institutions and direct lending through NovaStar call centers and Internet sites, offer potential for growth as we develop the infrastructure and marketing effort to expand these channels.

Advanced technology is a hallmark of our company's operations, and the ability to use our underwriting software and online processing capabilities is a key attraction for brokers, affiliated branches and correspondent lenders dealing with NovaStar.

Another key contributor to the success of NovaStar is our loan servicing operation, which earned a ratings upgrade to "strong" from Standard & Poor's in 2003. The achievement reflected our seasoned management and staff, well-designed systems for handling a large volume of loans, and solid policies, procedures and internal controls.

Focus differentiates NovaStar business

NovaStar focuses on nonconforming single-family mortgage loans – and this mindset is a key advantage in making loans and managing our investment portfolio. Nonconforming mortgages involve borrowers whose loan size, credit details or other circumstances fall outside conventional lending agency guidelines. The borrowers represent a cross-section of America, economically and demographically, and may seek nonconforming loans for debt consolidation, the purchase of a house or refinancing.

The profile of our customers runs contrary to some stereotypes of the nonconforming mortgage industry. In 2003, an average NovaStar first-mortgage borrower was 44 years-old, with an annual income of approximately $62,500. The average loan provided financing of $153,600, secured by a home valued at $192,000, somewhat above the average value of all existing and new homes. Second-mortgage borrowers were somewhat younger, averaging 38, with slightly higher incomes and an average loan size of $37,600.

Our average customer's credit profile in 2003 was somewhat below the U.S. population's median on the standard FICO scoring system, in line with other nonconforming lenders. We mitigate the potential credit risks in our loan portfolio by using securitization, mortgage insurance and other hedging strategies.

Focusing on nonconforming loans is an advantage for NovaStar, because the market is not adequately served by traditional institutions – and the somewhat higher nonprime interest rates enable us to securitize pools of loans while retaining a profitable portfolio. The weighted average coupon on loans in our portfolio was 7.7 percent at year-end.

We are specializing in a sector that has ranged from 7 to 13 percent of total U.S. mortgage originations in recent years. In 2003, the overall mortgage market reached $3.8 trillion in originations, while nonconforming originations totaled approximately $290 billion, according to estimates by *National Mortgage News*. The market has grown from approximately $25 billion in nonconforming loans less than a decade ago, in 1994.

Longterm Growth in Nonconforming Mortgage Market

(Billions of Dollars in Annual Originations)


300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

In 2003, NovaStar originated approximately 2 percent of the country's nonconforming loans – and our goal is to increase this market presence.

We hone our operating disciplines as we focus on sound underwriting of nonconforming loans, prompt and courteous customer service, and management of risks through carefully designed securitizations and other risk-mitigation strategies.

We affirmed our focus in 2003 by converting our Troy, Michigan office from processing conforming loans to a dedicated nonconforming facility serving the central region.

Strategy brings it all together

Our core strategy focuses on structuring portfolios with attractive long-term returns. Loan originations and servicing generate some fee income, but 88 percent of the net income of NovaStar in 2003 came from managing the mortgage investment portfolio based on loans we have underwritten.

NovaStar brings together thousands of loans that meet our standards to create well-designed portfolios for sale to institutional investors, sharing the underlying risk of these pools of loans. We securitized $5.3 billion of loans in this way in 2003.

In these transactions, NovaStar retains a portfolio of securities representing the cash flows from the spread between rates of securities we sell and the interest rates on the loans we originate. Even after providing for potential credit losses and hedging for rate fluctuations, these securities yield a high return on equity for NovaStar.

At year-end 2003, the NovaStar portfolio of mortgage securities totaled $382.3 million, an increase of 114 percent from $178.9 million at year-end 2002.

Our integrated approach creates a competitive advantage. Building upon strong mortgage demand, we have developed our wholesale lending, affiliated branches and other channels – all to support the growth of our long-term investment portfolio.

Outlook is strong amid market changes

NovaStar has created a business model with the potential for sustained long-term growth in loan originations, investment portfolio, earnings and dividends. We expect to continue to build the value of our business for shareholders in the years to come.

In 2004, we expect originations to grow significantly from prior-year levels, though not doubling as they did in 2002 and 2003. Because of the long-term nature of mortgage securities, our investment portfolio also can be expected to continue to grow in 2004, even if loan production were to flatten or slow down from record 2003 levels.

The interest rate environment and its impact on earnings are difficult to predict with precision. The monetary policy of recent years, which drove conventional rates to a generational low in 2003, stimulated very strong loan demand for home purchases and refinancing. Last summer, rates turned up from that low – and originations declined in the overall market.

However, originations of nonconforming loans continued to increase for NovaStar from quarter to quarter through the end of 2003. Our business may be less sensitive than the conventional market to rising interest rates because of the different needs of the nonconforming borrower.

We expect a strong year in 2004, based on recent trends, with earnings well above 2002 and in a range comparable to the record level of 2003. Our commitment is to continue to manage the portfolio of mortgage-backed investments conservatively, minimizing risk while maximizing the returns for shareholders.

Moving to the next level of growth

We have a clear vision for the future: NovaStar will be in the forefront of meeting the growing need for nonconforming loans to finance the plans and dreams of homeowners.

The nonconforming market has experienced considerable expansion over the past decade, and we are positioning NovaStar to take hold of the next level of growth as opportunities continue to develop in the future.

Our operations have matured very nicely for an eight year-old company, giving us a strong base to grow. The network of independent brokers in 48 states is broad and effective in producing loans for NovaStar. Our 432 affiliated branches are contributing a growing volume of nonconforming loans. We have close relationships with institutional investors, who support the company's innovative securitization and portfolio strategy.

We envision sustained growth in our core wholesale channel. In 2004, we plan to continue developing the flow of nonconforming loans from brokers by adding account executives in markets not adequately served. And we will keep adding affiliated branches to increase NovaStar market share in targeted regions.

We also expect to further penetrate less mature channels. We are expanding our correspondent operations to buy a larger amount of loans from other institutions in pools that meet our underwriting guidelines. We are building our brand and plan to expand retail, or direct lending to consumers, through interactive and direct media channels.

Strategically, we will keep our focus on the nonconforming market because it offers opportunities for attractive returns and ongoing growth.

We are building

on a clear vision

to finance
the plans
and dreams
of homeowners



We want to thank the 4,800 professionals whose energy and creativity generated a superb performance in the past year, plus the many brokers and other business partners who contribute to the success of NovaStar.

We also appreciate your support as we meet important needs by connecting the hopes of thousands of families with sources of mortgage-backed capital. We expect to continue building significant value for NovaStar shareholders over the long term.



Scott
Lance

BOARD OF DIRECTORS



SCOTT HARTMAN

Chairman of the Board
& Chief Executive Officer



LANCE ANDERSON

President
& Chief Operating Officer



GREG BARMORE

Chairman of the
Compensation Committee



ART BURTSCHER

Chairman of the
Nominating/Corporate
Governance Committee



EDWARD MEHRER

Chairman of the
Audit Committee

financial statements

The following selected consolidated financial data is derived from our audited consolidated financial statements for the periods presented and should be read in conjunction with the more detailed information therein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report. Operating results are not necessarily indicative of future performance.

Selected Consolidated Financial and Other Data

(dollars in thousands, except per share amounts)

	For the Year Ended December 31,				
	2003 (A)	2002 (A)	2001 (A)	2000	1999
Consolidated Statement of Operations Data:					
Interest income	$ 170,420	$ 107,143	$ 57,904	$ 47,627	$ 66,713
Interest expense	40,364	27,728	27,366	34,696	46,758
Net interest income before credit recoveries (losses)	130,056	79,415	30,538	12,931	19,955
Credit recoveries (losses)	389	432	(3,608)	(5,449)	(22,078)
Gains (losses) on sales of mortgage assets	144,005	53,305	37,347	(826)	351
Losses on derivative instruments	(30,837)	(36,841)	(3,953)	—	—
General and administrative expenses	174,408	84,594	46,505	3,017	3,590
Net income (loss)	111,996	48,761	32,308	5,626	(7,092)
Basic income (loss) per share (C)	$ 5.04	$ 2.35	$ 1.61	$ 0.26	$ (0.54)
Diluted income (loss) per share (C)	$ 4.91	$ 2.25	$ 1.51	$ 0.25	$ (0.54)

	As of December 31,				
	2003 (A)	2002 (A)	2001 (A)	2000	1999
Consolidated Balance Sheet Data:					
Mortgage Assets:					
Mortgage loans	$ 792,709	$1,133,509	$ 365,560	$ 375,927	$620,406
Mortgage securities	382,287	178,879	71,584	46,650	6,775
Total assets	1,399,957	1,452,497	512,380	494,482	689,427
Borrowings	1,005,516	1,225,228	362,398	382,437	586,868
Stockholders' equity	300,224	183,257	129,997	107,919	100,161

	For the Year Ended December 31,				
	2003 (A)	2002 (A)	2001 (A)	2000	1999
Other Data:					
Loans originated, principal	$5,994,492	$2,781,539	$1,333,366	$ 719,341	$452,554
Loans securitized, principal	$5,319,435	$1,560,001	$1,215,100	$ 584,350	$167,176
Nonconforming loans sold, principal	$ 151,210	$ 142,159	$ 73,324	$ 172,839	$390,827
Loan servicing portfolio, principal	$7,206,113	$3,657,640	$1,994,448	$1,112,615	$859,938
Branches, end of year	432	216	123	63	1
Loans brokered through branches	$6,381,432	$2,622,950	$1,087,971	$ 193,191	$ —
Annualized return on assets	9.93%	6.05%	6.03%	0.97%	(0.83)%
Annualized return on equity	58.90%	30.30%	27.04%	5.50%	(6.71)%
Taxable income (loss)	$ 136,495	$ 48,473	$ 5,242	$ (2)	$ (90)
Taxable income (loss) per share (B) (C)	$ 5.58	$ 2.32	$ 0.46	$ —	$ (0.01)
Dividends declared per common share (B) (C)	$ 5.04	$ 2.15	$ 0.48	$ —	$ —
Dividends declared per preferred share	$ —	$ —	$ 1.08	$ 0.49	$ 0.37
Number of account executives	281	249	112	85	47

(A) Includes the assets, liabilities, equity and results of operations for NFI Holding Corporation. The common stock of NFI Holding Corporation was acquired on January 1, 2001.

(B) On January 29, 2003, a $0.165 special dividend related to 2002 taxable income was declared per common share.

(C) Per share amounts for all years have been adjusted for the 2-for-1 stock split on December 1, 2003.

The following discussion should be read in conjunction with the consolidated financial statements of NovaStar Financial and the notes thereto included elsewhere in this report.

Safe Harbor Statement

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements in this discussion regarding NovaStar Financial, Inc. and its business, which are not historical facts, are "forward-looking statements" that involve risks and uncertainties. Certain matters discussed in this report may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results and the time of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including general economic conditions, fluctuations in interest rates, fluctuations in prepayment speeds, fluctuations in losses due to defaults on mortgage loans, the availability of nonconforming residential mortgage loans, the availability and access to financing and liquidity resources, and other risk factors previously outlined in this annual report on Form 10-K for the fiscal year ended December 31, 2003. Other factors not presently identified may also cause actual results to differ. Management continuously updates and revises these estimates and assumptions based on actual conditions experienced. It is not practicable to publish all revisions and, as a result, no one should assume that results projected in or contemplated by the forward-looking statements will continue to be accurate in the future.

Overview of Performance

During 2003, we reported net income of $112.0 million, or $4.91 per diluted share, as compared to $48.8 million, or $2.25 per diluted share in 2002. Our earnings were driven largely by the income generated by our mortgage securities portfolio, which increased from $178.9 million as of December 31, 2002 to $382.3 million as of December 31, 2003. These securities are retained in securitizations of the mortgage loans we originate. We securitized $5.3 billion of mortgage loans in 2003 as compared to $1.6 billion in 2002. The increased volume of mortgage loans we securitized is directly attributable to the increase in our loan origination volume. During 2003 and 2002, we originated $5.3 billion and $2.5 billion, respectively, in nonconforming, residential mortgage loans. We increased our loan production through adding sales personnel and branch offices primarily in new and underserved markets.

Following is a diagram of the nonconforming industry in which we operate and our loan production during 2003 (in thousands).



Retail
Wholesale
Whole loan bulk purchases
Securitization
Borrowers
NovaStar Direct to Consumer $687,705
NovaStar Branches $6,381,432
Unrelated Broker
Unrelated Mortgage Bankers/Financial Institutions
$255,074
$4,744,728
$432,631
$1,636,704
$3,645,304
$279,853
Unrelated Wholesale Lenders
NovaStar Lending (A)
NovaStar Acquisition of Whole Loan Pools
$772,633
$151,210
$5,319,435
Conforming Loans Sold to Unrelated Parties
Non-conforming Loans Sold to Unrelated Parties
NovaStar Securitization – $5,319,435
AAA-BBB rated Securities Purchased by Unrelated Bond Investors $5,698,500
Excess Cash Flow and Subordinated Bonds (retained by NovaStar) $292,675
Cumulative Loan Servicing Portfolio Total as of December 31, 2003 $7,206,113

(A) A portion of the loans securitized or sold to unrelated parties as of December 31, 2003 originated prior to 2003, but due to timing were not yet securitized or sold at the end of 2002. Loans originated in 2003 that we have not securitized or sold to unrelated parties as of December 31, 2003 are included in our mortgage loans held-for-sale.

Summary of Operations and Key Performance Measurements

Virtually all of our net income is generated from our mortgage securities portfolio, which is generated from the securitization of nonconforming loans we have originated. These mortgage securities represent the right to receive the net future cash flows from a pool of nonconforming loans. Generally speaking, the more nonconforming loans we originate, the larger our securities portfolio and, therefore, the greater earnings potential. As a result, earnings are largely dependent on the volume of nonconforming loans and related performance factors for those loans, including their average coupon, borrower default and borrower prepayment. Information regarding our lending volume is presented under the heading "Mortgage Loans."

The primary function of our mortgage lending operations is to generate nonconforming loans, the majority of which will serve as collateral for our mortgage securities. While our mortgage lending operations generate sizable revenues in the form of gains on sales of mortgage loans and fee income from borrowers, the revenue serves largely to offset the related costs.

We also service the mortgage loans we originate and that serve as collateral for our mortgage securities. The servicing function is critical to the management of credit risk (risk of borrower default and the related economic loss) within in our mortgage portfolio. Again, while this operation generates significant fee revenue, its revenue serves largely to offset the cost of this function.

The key performance measures for management are:

- dollar volume of nonconforming mortgage loans originated
- relative cost of the loans originated
- characteristics of the loans (coupon, credit quality, etc.), which will indicate their expected yield
- return on our mortgage asset investments and the related management of interest rate risk

Management's discussion and analysis of financial condition and results of operations, along with other portions of this report, are designed to provide information regarding our performance and these key performance measures.

Known Material Trends

Over the last ten years, the nonconforming lending market has grown by approximately $265 billion to a market of approximately $290 billion in 2003 as estimated by the National Mortgage News. A significant portion of these loans are made to borrowers who are using equity in their primary residence to consolidate low-balance, installment or consumer debt. Additionally, this market has been very stable and growing through all interest rate environments, meaning that while interest rates have increased and decreased dramatically over that period, the base market for nonconforming loans has not increased or decreased in relationship to interest rates. Management estimates that NovaStar has a 2-3% market share. While management cannot predict consumer spending and borrowing habits, historical trends indicate that the market in which we operate is relatively stable and growing.

We depend on the capital markets to finance the mortgage loans we originate. The primary bonds we issue in our loan securitizations are sold to large, institutional investors. In the short-term, we finance our mortgage loans using "warehouse" lines of credit provided by commercial and investment banks. The equity marketplace provides capital to operate our business. The trend has been favorable in the capital markets for the types of securitization transactions we execute. Investor appetite for the bonds created has been strong. Additionally, commercial and investment banks have provided significant liquidity to finance our mortgage lending operations through warehouse facilities. While management cannot predict the future liquidity environment, we are unaware of any material reason to prevent continued liquidity support in the capital markets for our business. See the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of liquidity risks and resources available to us.

Within the past year, the mortgage REIT industry has seen a significant increase in the desire for raising public capital. Additionally, there have been several new entrants to the mortgage REIT business and other mortgage lender conversions (or proposed conversions) to REIT status. This increased activity may impact the pricing and underwriting guidelines within the nonconforming marketplace. We have not changed our guidelines or pricing in response to this activity nor do we have any plans to make such changes.

The net interest margin between the coupon on the mortgage loans and the cost of funding, largely tied to one-month LIBOR, provides the cash flow and yield on our mortgage securities. Generally, when short-term rates fall, our cash flow and yield is higher. During 2001 and 2002, short-term rates fell dramatically, which correspondingly increased our cash flow and yield. As mortgage interest rates leveled-off in 2003, the spread on our mortgage securities has returned to expected or normal levels. Additionally, in 2002 we began transferring interest rate agreements, at the time of securitization, into the securitization trusts to help reduce interest rate risk. While the interest rate agreements served to decrease the yield in 2003, they are expected to decrease the volatility of the future cash flows on our mortgage securities. As a result, future interest income on our mortgage securities is expected to be less volatile. We expect the cash flow and yield to continue to be at these normalized levels. On the other hand, the increased loan origination, leading to a larger securities portfolio, will compensate for the decreased yield. See "Net Interest Income" under the "Results of Operations" section for further discussion and analysis of our mortgage asset yields.

State and local governing bodies are focused on the nonconforming lending business and the fees borrowers incur in obtaining a mortgage loan – generally termed "predatory lending" within the mortgage industry. In several instances, states or local governing bodies have imposed strict laws on lenders to curb predatory lending. To date, these laws have had an insignificant impact on our business. We have capped fee structures consistent with those adopted by federal mortgage agencies and have implemented rigid processes to ensure that our lending practices are not predatory in nature.

Significance of Estimates and Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America and, therefore, are required to make estimates regarding the values of our assets and liabilities and in recording income and expenses. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. The results of these estimates affect reported amounts of assets, liabilities and accumulated other comprehensive income at the date of the consolidated financial statements and the reported amounts of income, expenses and other comprehensive income during the periods presented. The following summarizes the components of our consolidated financial statements where understanding accounting policies is critical to understanding and evaluating our reported financial results, especially given the significant estimates used in applying the policies. The discussion is intended to demonstrate the significance of estimates to our financial statements and the related accounting policies. Detailed accounting policies are provided in Note 1 to our consolidated financial statements. Our critical accounting estimates impact only two of our three reportable segments; our mortgage portfolio management and mortgage lending and loan servicing segments. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosure.

Transfers of Assets (Loan and Mortgage Security Securitizations) and Related Gains In a loan securitization, we combine the mortgage loans we originate in pools to serve as collateral for asset-backed bonds that are issued to the public. In a mortgage security securitization (also known as a "Resecuritization"), we combine mortgage securities retained in previous loan securitization transactions to serve as collateral for asset-backed bonds that are issued to the public. The loans or mortgage securities are transferred to a trust designed to serve only for the purpose of holding the collateral. The trust is considered a qualifying special purpose entity as defined by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125.* The owners of the asset-backed bonds have no recourse to us in the event the collateral does not perform as planned.

In order for us to determine proper accounting treatment for each securitization or resecuritization, we evaluate whether or not we have retained or surrendered control over the transferred assets by reference to the conditions set forth in SFAS No. 140. All terms of these transactions are evaluated against the conditions set forth in these statements. Some of the questions that must be considered include:

- Have the transferred assets been isolated from the transferor?
- Does the transferee have the right to pledge or exchange the transferred assets?
- Is there a "call" agreement that requires the transferor to return specific assets?
- Is there an agreement that both obligates and entitles the transferor to repurchase or redeem the transferred assets prior to maturity?

Generally, we intend to structure our securitizations so that control over the collateral is transferred and the transfer is accounted for as a sale. For resecuritizations, we intend to structure these transactions to be accounted for as secured borrowings.

When these transfers are executed in a manner such that we have surrendered control over the collateral, the transfer is accounted for as a sale. In accordance with SFAS No. 140, a gain or loss on the sale is recognized based on the carrying amount of the financial assets involved in the transfer, allocated between the assets transferred and the retained interests based on their relative fair value at the date of transfer. In a loan securitization, we do retain the right to service the underlying mortgage loans and we also retain certain mortgage securities issued by the trust (see Mortgage Securities below). In a resecuritization, we retain an interest in a subordinated security that represents the right to receive the cash flows on the underlying mortgage security collateral after the senior bonds have been satisfied. As previously discussed, the gain recognized upon securitization (or resecuritization) depends on, among other things, the estimated fair value of the components of the securitization (or resecuritization) – the loans or mortgage securities transferred, the securities retained and the mortgage servicing rights. The estimated fair value of the securitization (or resecuritization) components is considered a "critical accounting estimate" as 1) these gains or losses represent a significant portion of our operating results and 2) the valuation assumptions used regarding economic conditions and the make-up of the collateral, including interest rates, principal payments, prepayments and loan defaults are highly uncertain and require a large degree of judgment.

We believe the best estimate of the initial value of the securities we retain in a whole loan securitization is derived from the market value of the pooled loans. The initial value of the loans is estimated based on the expected open market sales price of a similar pool. We occasionally accept bids on our whole loans in order to test the market price. In open market transactions, the purchaser has the right to reject loans at its discretion. In a loan securitization, loans cannot generally be rejected. As a result, we adjust the market price for the loans to compensate for the estimated value of rejected loans. The market price of the securities retained is derived by deducting the percent of net proceeds received in the securitization (i.e. the economic value of the loans transferred) from the estimated adjusted market price for the entire pool of the loans.

An implied yield (discount rate) is calculated based on the initial value derived above and using projected cash flows generated using assumptions for prepayments, expected credit losses and interest rates. We ensure the resulting implied yield is commensurate with current market conditions. Additionally, this yield serves as the initial accretable yield used to recognize income on the securities.

For purposes of valuing our mortgage securities, it is important to know that in recent securitization transactions we not only have transferred loans to the trust, but we have also transferred interest rate agreements to the trust with the objective of reducing interest rate risk within the trust. During the period before loans are transferred in a securitization transaction, as discussed under "Net Interest Income," "Interest Rate/Market Risk" and "Hedging," we enter into interest rate swap or cap agreements to reduce interest rate risk. We use interest rate cap and swap contracts to mitigate the risk of the cost of variable rate liabilities increasing at a faster rate than the earnings on assets during a period of rising rates. Certain interest rate agreements are then transferred into the trust at the time of securitization. The trust assumes the interest rate agreements and, therefore, the trust assumes the obligation to make payments and obtains the right to receive payments under these agreements.

In valuing our mortgage securities it is also important to understand what portion of the underlying mortgage loan collateral is covered by mortgage insurance. The cost of the insurance is paid by the trust from proceeds the trust receives from the underlying collateral. The trust legally assumes the responsibility to pay the mortgage insurance premiums and the rights to receive claims for credit losses. Therefore, we have no obligation to pay these insurance premiums. This information is significant for valuation as the mortgage insurance significantly reduces the credit losses born by the owner of the loan. We discuss mortgage insurance premiums under the heading "Premiums for Mortgage Loan Insurance."

The weighted average whole loan market price used in the initial valuation of our retained securities was 103.71 and 103.49 during 2003 and 2002, respectively. The weighted average implied discount rate for the twelve months ended December 31, 2003 and 2002 was 22% and 21%, respectively. If the whole loan market price used in the initial valuation of our mortgage securities in 2003 had been increased or decreased by 50 basis points, the initial value of our mortgage securities and the gain we recognized would have increased or decreased by $26.6 million.

Information regarding the assumptions we used is discussed under "Mortgage Securities" in the following discussion.

When we do have the ability to exert control over the transferred collateral, the assets remain on our financial records and a liability is recorded for the related asset-backed bonds.

Mortgage Securities Our mortgage securities represent beneficial interests we retain in securitization transactions. The beneficial interests we retain in securitization transactions primarily consist of the right to receive the future cash flows from a pool of securitized mortgage loans which include:

- The interest spread between the coupon on the underlying loans and the cost of financing.
- Prepayment penalties received from borrowers who payoff their loans early in their life.
- Overcollateralization and other subordinated securities, which are designed to protect the primary bondholder from credit loss on the underlying loans.

The beneficial interests we retain in resecuritization transactions represent the right to receive the remaining cash flows from the underlying mortgage security collateral after the obligations to outside bondholders have been satisfied.

The cash flows we receive are highly dependent upon the interest rate environment. The cost of financing for the securitized loans is indexed to short-term interest rates, while the loan coupons are less interest sensitive. As a result, as rates rise and fall, our cash flows will fall and rise, which in turn will decrease or increase the value of our mortgage securities. Additionally, the cash flows we receive are dependent on the default and prepayment experience of the borrowers in underlying mortgage security collateral. Increasing or decreasing cash flows will increase or decrease the yield on our securities.

We believe the accounting estimates related to the valuation of our mortgage securities and establishing the rate of income recognition on mortgage securities are "critical accounting estimates" because they can materially affect net income and stockholders' equity and require us to forecast interest rates, mortgage principal payments, prepayments and loan default assumptions which are highly uncertain and require a large degree of judgment. The rate used to discount the projected cash flows is also critical in the valuation of our mortgage securities. We use internal, historical collateral performance data and published forward yield curves when modeling future expected cash flows and establishing the rate of income recognized on mortgage securities. We believe the value of our mortgage securities is fair, but can provide no assurance that future prepayment and loss experience or changes in their required market discount rate will not require write-downs of the residual assets. Write-downs would reduce income of future periods.

We estimate fair value for the securities we retain in a resecuritization transaction based on the present value of future expected cash flows estimated using management's best estimate of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

As payments are received they are applied to the cost basis of the mortgage related security. Each period, the accretable yield for each mortgage security is evaluated and, to the extent there has been a change in the estimated cash flows, it is adjusted and applied prospectively. The estimated cash flows change as management's assumptions for credit losses, borrower prepayments and interest rates are updated. The assumptions are established using internally developed models. We prepare analyses of the yield for each security using a range of these assumptions. The accretable yield used in recording interest income is generally set within a range of base assumptions. The accretable yield is recorded as interest income with a corresponding increase to the cost basis of the mortgage security.

At each reporting period subsequent to the initial valuation of the retained securities, the fair value of mortgage securities is estimated based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, the market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows. To the extent that the cost basis of mortgage securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss.

During 2003, our average security yield has decreased to 34.3% for the year ended December 31, 2003 from 42.7% for the same period of 2002. This decrease is a result in the decline in loan coupon rates of the underlying collateral of our newer securities compared with our older securities. Also contributing to the decrease in yield is the fact that in 2002 we began transferring interest rate agreements, at the time of securitization, into the securitization trusts to help reduce interest rate risk. While the interest rate agreements served to decrease the yield in 2003, they are expected to decrease the volatility of the future cash flows on our mortgage securities. As a result, future interest income on our mortgage securities is expected to be less volatile. Mortgage securities income has increased from $56.5 million for the twelve months ended December 31, 2002 to $98.8 million for the same period of 2003 due to the increase in the average balance of our securities portfolio. If the rates used to accrue income on our mortgage securities during 2003 had been increased or decreased by 10%, net income during the twelve months ended 2003 would have increased by $19.5 million and decreased by $20.6 million, respectively.

As of December 31, 2003 and 2002, the weighted average discount rate used in valuing our mortgage securities was 22% and 21%, respectively. The weighted-average constant prepayment rate used in valuing our mortgage securities as of December 31, 2003 was 29 versus 46 as of December 31, 2002. If the discount rate used in valuing our mortgage securities as of December 31, 2003 had been increased by 500 basis points, the value of our mortgage securities would have decreased by $22.0 million. If we had decreased the discount rate used in valuing our mortgage securities by 500 basis points, the value of our mortgage securities would have increased by $25.0 million.

Mortgage Loans and Allowance for Credit Losses Mortgage loans held-for-sale are recorded at the lower of cost or market determined on an aggregate basis. Mortgage loan origination fees and direct mortgage loan origination costs on mortgage loans held-for-sale are deferred until the related loans are sold. Mortgage loans held-in-portfolio are recorded at their cost, adjusted for the amortization of net deferred costs and for credit losses inherent in the portfolio. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan as an adjustment to yield using the level yield method. An allowance for credit losses is maintained for mortgage loans held-in-portfolio.

The allowance for credit losses on mortgage loans held-in-portfolio, and therefore the related adjustment to income, is based on the assessment by management of various factors affecting our mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value, delinquency status, mortgage insurance we purchase and other relevant factors. The allowance is maintained through ongoing adjustments to operating income. The assumptions used by management regarding key economic indicators are highly uncertain and involve a great deal of judgment.

Derivative Instruments and Hedging Activities Our objective and strategy for using derivative instruments is to mitigate the risk of increased costs on our variable rate liabilities during a period of rising rates (i.e. interest rate risk). Our primary goals for managing interest rate risk are to maintain the net interest margin between our assets and liabilities and diminish the effect of changes in general interest rate levels on the market value of the Company. We primarily enter into interest rate swap agreements and interest rate cap agreements to manage our sensitivity to changes in market interest rates. The interest rate agreements we use have an active secondary market, and none are obtained for a speculative nature, for instance, trading. These interest rate agreements are intended to provide income and cash flows to offset potential reduced net interest income and cash flows under certain interest rate environments. The determination of effectiveness is the primary assumption and estimate used in hedging. At trade date, these instruments and their hedging relationship are identified, designated and documented.

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities (as amended)*, standardizes the accounting for derivative instruments, including certain instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative instrument either as a cash flow hedge, a fair value hedge or a hedge of foreign currency exposure. SFAS No. 133 requires derivative instruments to be recorded at their fair value with hedge ineffectiveness recognized in earnings.

All of our derivative instruments that meet the hedge accounting criteria of SFAS No. 133 are considered cash flow hedges. We also have derivative instruments that do not meet the requirements for hedge accounting. However, these instruments also contribute to our overall risk management strategy by serving to reduce interest rate risk on average short-term borrowings used to fund loans held-for-sale.

The fair value of our derivative instruments along with any margin accounts associated with the contracts are included in other assets. Any changes in fair value of derivative instruments related to hedge effectiveness are reported in accumulated other comprehensive income. Changes in fair value of derivative instruments related to hedge ineffectiveness and non-hedge activity are recorded as adjustments to earnings. For those derivative instruments that do not qualify for hedge accounting, changes in the fair value of the instruments are recorded as adjustments to earnings.

Mortgage Servicing Rights (MSR) Originated MSR are recorded at allocated cost based upon the relative fair values of the transferred loans and the servicing rights. MSR are amortized in proportion to the projected net servicing revenue over the expected life of the related mortgage loans. Periodically, we evaluate the carrying value of originated MSR based on their estimated fair value. If the estimated fair value, using a discounted cash flow methodology, is less than the carrying amount of the mortgage servicing rights, the mortgage servicing rights are written down to the amount of the estimated fair value. For purposes of evaluating and measuring impairment of MSR we stratify the mortgage servicing rights based on their predominant risk characteristics. The significant risk characteristic considered is period of origination. The mortgage loans underlying the MSR are pools of homogenous, nonconforming residential loans.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSR. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, prepayments slow down, which generally results in an increase in the fair value of MSR. All assumptions are reviewed for reasonableness on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of MSR is limited by the existing conditions and the assumptions utilized as of a particular point in time. Those same assumptions may not be appropriate if applied at a different point in time.

Stock-Based Compensation Prior to 2003, we accounted for our stock-based compensation plan using the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. We accounted for stock options based on the specific terms of the options granted. Options with variable terms, including those options for which the strike price has been adjusted and options issued by us with attached dividend equivalent rights, resulted in adjustments to compensation expense to the extent the market price of the common stock changed. No expense was recognized for options with fixed terms.

During the fourth quarter of 2003, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123 requires that all options be valued at the date of grant and expensed over their vesting period. We use the Black-Scholes option pricing model to value options granted.

Additionally, we selected the modified prospective method of adoption described in SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Under this method, the change is retroactive to January 1, 2003 and compensation cost recognized in 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. The pretax impact of adopting the provisions under the modified prospective method for the nine months ended September 30, 2003 was a decrease to compensation expense of $7.1 million. In accordance with the modified prospective method of adoption, results for prior years have not been restated. SFAS No. 123 states that the adoption of the fair value based method is a change to a preferable method of accounting. We believe that use of the fair value based method to record stock-based compensation expense is consistent with the accounting for all other forms of compensation.

In accordance with the provisions of SFAS No. 123 and SFAS No. 148, $1.3 million was recorded for total stock-based compensation expense in 2003. In accordance with APB No. 25, total stock-based compensation expense was $2.5 million and $0.7 million, respectively, for the years ended December 31, 2002 and 2001.

Financial Condition as of December 31, 2003 and 2002

Mortgage Loans We classify our mortgage loans into two categories: "held-for-sale" and "held-in-portfolio." Loans we have originated, but have not yet sold or securitized, are classified as "held-for-sale." We expect to sell these loans outright in third party transactions or in securitization transactions that will be, for tax and accounting purposes, recorded as sales. We use warehouse lines of credit and mortgage repurchase agreements to finance our held-for-sale loans. As such, the fluctuations in mortgage loans – held-for-sale and short-term borrowings between December 31, 2003 and December 31, 2002 is dependent on loans we have originated during the period as well as loans we have sold outright or through securitization transactions.

The volume and cost of our loan production is critical to our financial results. The loans we produce serve as collateral for our mortgage securities and generate gains as they are sold or securitized. The cost of our production is also critical to our financial results as it is a significant factor in the gains we recognize. The following table summarizes our loan production for 2003 and 2002. We discuss our cost of production under "General and Administrative Expenses" under "Results of Operations." Also, details regarding mortgage loans sold or securitized and the gains recognized during 2003 can be found in the "Gains on Sales of Mortgage Assets and Losses on Derivative Instruments" section of this document.

Table 1 — Nonconforming Loan Originations

(dollars in thousands, except for average loan balance)

					Weighted Average			
	Number	Principal	Average Loan Balance	Price Paid to Broker	Loan to Value	FICO Score	Coupon	Percent with Prepayment Penalty
2003	36,911	$5,250,978	$142,261	101.2%	78%	638	7.3%	77%
2002	18,453	$2,492,767	$135,087	101.1%	79%	628	8.3%	80%

A portion of the mortgage loans on our balance sheet serve as collateral for asset-backed bonds we have issued and are classified as "held-in-portfolio." The carrying value of "held-in-portfolio" mortgage loans as of December 31, 2003 was $94.7 million compared to $149.9 million as of December 31, 2002.

Premiums are paid on substantially all mortgage loans. Premiums on mortgage loans held-in-portfolio are amortized as a reduction of interest income over the estimated lives of the loans. For mortgage loans held-for-sale, premiums are deferred until the related loans are sold. To mitigate the effect of prepayments on interest income from mortgage loans, we generally strive to originate mortgage loans with prepayment penalties.

In periods of decreasing interest rates, borrowers are more likely to refinance their mortgages to obtain a better interest rate. Even in rising rate environments, borrowers tend to repay their mortgage principal balances earlier than is required by the terms of their mortgages. Nonconforming borrowers, as they update their credit rating, are more likely to refinance their mortgage loan to obtain a lower interest rate.

The operating performance of our mortgage loan portfolio, including net interest income, allowance for credit losses and effects of hedging, are discussed under "Results of Operations" and "Interest Rate/Market Risk." Gains on the sales of mortgage loans, including impact of securitizations treated as sales, is also discussed under "Results of Operations." Additional information relating to our loans held-in-portfolio and loans held-for-sale can be accessed via our website at www.novastarmortgage.com. Such information includes a summary of our loans held-in-portfolio and loans held-for-sale by FICO score and geographic concentration. For held-in-portfolio loans, loan performance characteristics such as credit quality and prepayment experience are also available.

Table 2 — Carrying Value of Mortgage Loans

(dollars in thousands)

	December 31, 2003	December 31, 2002
Held-in-portfolio:		
Current principal	$ 94,162	$149,918
Premium	$ 1,874	$ 2,994
Coupon	10.0%	10.0%
Percent with prepayment penalty	—%	18%
Held-for-sale:		
Current principal	$687,880	$972,360
Premium	$ 10,112	$ 11,273
Coupon	7.7%	8.0%
Percent with prepayment penalty	74%	81%

Mortgage Securities – Available-for-Sale Since 1998, we have pooled the majority of the loans we have originated to serve as collateral for asset-backed bonds in securitizations that are treated as sales for accounting and tax purposes. In these transactions, the loans are removed from our balance sheet. However, we retain excess interest, prepayment penalty and subordinated principal securities. Additionally, we service the loans sold in these securitizations (see "Mortgage Servicing Rights" under the header "Financial Condition as of December 31, 2003 and 2002"). As of December 31, 2003 and 2002, the fair value of our mortgage securities was $382.3 million and $178.9 million, respectively. During 2003 and 2002, we executed securitizations totaling $5.3 billion and $1.6 billion, respectively, in mortgage loans and retained mortgage securities with a value of $299.8 million and $92.9 million, respectively. See Table 3 for a summary of the activity in our mortgage securities portfolio.

The value of our securities represents the present value of the securities' cash flows that we expect to receive over their lives, considering estimated prepayment speeds and credit losses of the underlying loans, discounted at an appropriate risk-adjusted market rate of return. The cash flows are realized over the life of the loan collateral as cash distributions are received from the trust that owns the collateral.

In estimating the fair value of our mortgage securities, management must make assumptions regarding the future performance and cash flow of the mortgage loans collateralizing the securities. These estimates are based on management's judgments about the nature of the loans. The cash flows we receive on our mortgage securities will be the net of the gross coupon and the bond cost less administrative costs (servicing and trustee fees) and the cost of mortgage insurance. Additionally, the trust is a party to interest rate agreements. Our cash flow will include (exclude) payments from (to) the interest rate agreement counterparty. Table 4 provides a summary of the critical assumptions used in estimating the cash flows of the collateral and the resulting estimated fair value of the mortgage securities.

During the past two years, interest expense on asset-backed bonds has been unexpectedly low. As a result, the spread between the coupon interest and the bond cost has been unusually high. As a result, our cost basis in many of our mortgage securities has been significantly reduced. For example, our cost basis in NMFT Series 2001-1 has been reduced to zero (see Table 4). When our cost basis in the retained securities (interest only, prepayment penalty and subordinated securities) reaches zero, the remaining future cash flows received on the securities are recognized entirely as income.

The operating performance of our mortgage securities portfolio, including net interest income and effects of hedging are discussed under "Results of Operations" and "Interest Rate/Market Risk." Additional information relating to our loans collateralizing our mortgage securities can be accessed via our website at www.novastarmortgage.com. Such information includes a summary of our loans collateralizing our mortgage securities by FICO score and geographic concentration, as well as, loan performance characteristics such as credit quality and prepayment experience.

Table 3 — Rollforward of Mortgage Securities

(in thousands)

	Cost	Net Unrealized Gain	Estimated Fair Value of Mortgage Securities
As of January 1, 2002	$ 54,594	$16,990	$ 71,584
Increases (decreases) to mortgage securities:			
New securities retained in securitizations	90,785	2,118	92,903
Accretion of income	56,481	—	56,481
Proceeds from paydowns of securities	(99,195)	—	(99,195)
Mark-to-market value adjustment	—	57,106	57,106
Net increase to mortgage securities	48,071	59,224	107,295
As of December 31, 2002	$102,665	$76,214	$178,879
Increases (decreases) to mortgage securities:			
New securities retained in securitizations (A)	292,675	7,077	299,752
Accretion of income	98,804	—	98,804
Proceeds from paydowns of securities	(199,582)	—	(199,582)
Mark-to-market value adjustment	—	4,434	4,434
Net increase to mortgage securities	191,897	11,511	203,408
As of December 31, 2003	$294,562	$87,725	$382,287

(A) See Note 3 of the consolidated financial statements for further discussion.

Table 4 — Valuation of Individual Mortgage Securities and Assumptions

(dollars in thousands)

	Cost	Net Unrealized Gain (Loss)	Estimated Fair Value of Mortgage Securities	Current Assumptions (B)			Assumptions at Trust Securitization (B)		
				Discount Rate	Constant Prepayment Rate	Expected Credit Losses (A)	Discount Rate	Constant Prepayment Rate	Expected Credit Losses (A)
December 31, 2003:									
NMFT 1999-1									
Subordinated securities	$6,119	$(101)	$6,018	17%	39%	5.2%	17%	30%	2.5%
NMFT 2000-1									
Interest only	—	1,942	1,942						
Prepayment penalty	—	244	244						
Subordinated securities	299	708	1,007						
	299	2,894	3,193	15	57	1.3	15	27	1.0
NMFT 2000-2									
Interest only	—	3,074	3,074						
Prepayment penalty	—	274	274						
Subordinated securities	754	1,993	2,747						
	754	5,341	6,095	15	63	1.0	15	28	1.0
NMFT 2001-1									
Interest only	—	6,386	6,386						
Prepayment penalty	—	518	518						
Subordinated securities	—	1,629	1,629						
	—	8,533	8,533	20	53	1.1	20	28	1.2
NMFT 2001-2									
Interest only	—	16,343	16,343						
Prepayment penalty	—	1,469	1,469						
Subordinated securities	185	3,164	3,349						
	185	20,976	21,161	25	41	0.9	25	28	1.2
NMFT 2002-1									
Interest only	8,437	5,285	13,722						
Prepayment penalty	550	937	1,487						
Subordinated securities	1,183	3,444	4,627						
	10,170	9,666	19,836	20	35	1.3	20	32	1.7
NMFT 2002-2									
Interest only	7,093	1,489	8,582						
Prepayment penalty	582	678	1,260						
Subordinated securities	1,750	1,315	3,065						
	9,425	3,482	12,907	25	36	1.8	25	27	1.6
NMFT 2002-3									
Interest only	20,801	5,362	26,163						
Prepayment penalty	1,348	1,662	3,010						
Subordinated securities	2,225	1,847	4,072						
	24,374	8,871	33,245	20	32	0.9	20	30	1.0

Table 4 — Valuation of Individual Mortgage Securities and Assumptions (cont.)

(dollars in thousands)

	Cost	Net Unrealized Gain (Loss)	Estimated Fair Value of Mortgage Securities	Current Assumptions (B) Discount Rate	Current Assumptions (B) Constant Prepayment Rate	Current Assumptions (B) Expected Credit Losses (A)	Assumptions at Trust Securitization (B) Discount Rate	Assumptions at Trust Securitization (B) Constant Prepayment Rate	Assumptions at Trust Securitization (B) Expected Credit Losses (A)
NMFT 2003-1									
Interest only	47,352	2,280	49,632						
Prepayment penalty	3,949	1,814	5,763						
Subordinated securities	6,698	2,877	9,575						
	57,999	6,971	64,970	20	23	2.8	20	28	3.3
NMFT 2003-2									
Interest only	58,709	4,863	63,572						
Prepayment penalty	3,042	2,513	5,555						
Subordinated securities	25	265	290						
	61,776	7,641	69,417	28	26	2.6	28	25	2.7
MFT 2003-3									
Interest only	72,637	3,128	75,765						
Prepayment penalty	3,098	1,830	4,928						
Subordinated securities	1,628	3,535	5,163						
	77,363	8,493	85,856	20	23	3.4	20	22	3.6
NMFT 2003-4									
Interest only	41,668	4,107	45,775						
Prepayment penalty	4,430	61	4,491						
Subordinated securities	—	790	790						
	46,098	4,958	51,056	20	30	5.3	20	30	5.1
Total	$294,562	$87,725	$382,287						
December 31, 2002:									
NMFT 1999-1									
Subordinated securities	$5,791	$(1,541)	$4,250	17%	26%	4.8%	17%	30%	2.5%
NMFT 2000-1									
Interest only	984	3,089	4,073						
Prepayment penalty	273	370	643						
Subordinated securities	299	1,041	1,340						
	1,556	4,500	6,056	15	67	0.7	15	27	1.0
NMFT 2000-2									
Interest only	1,355	5,331	6,686						
Prepayment penalty	379	620	999						
Subordinated securities	792	1,629	2,421						
	2,526	7,580	10,106	15	70	0.7	15	28	1.0
NMFT 2001-1									
Interest only	1,766	10,263	12,029						
Prepayment penalty	311	1,806	2,117						
Subordinated securities	324	1,886	2,210						
	2,401	13,955	16,356	20	68	1.0	20	28	1.2

Table 4 — Valuation of Individual Mortgage Securities and Assumptions (cont.)

(dollars in thousands)

	Cost	Net Unrealized Gain (Loss)	Estimated Fair Value of Mortgage Securities	Current Assumptions (B) Discount Rate	Current Assumptions (B) Constant Prepayment Rate	Current Assumptions (B) Expected Credit Losses (A)	Assumptions at Trust Securitization (B) Discount Rate	Assumptions at Trust Securitization (B) Constant Prepayment Rate	Assumptions at Trust Securitization (B) Expected Credit Losses (A)
NMFT 2001-2									
Interest only	10,295	20,806	31,101						
Prepayment penalty	2,007	4,055	6,062						
Subordinated securities	1,315	2,658	3,973						
	13,617	27,519	41,136	25	58	1.0	25	28	1.2
NMFT 2002-1									
Interest only	14,925	6,306	21,231						
Prepayment penalty	2,491	1,053	3,544						
Subordinated securities	3,343	1,413	4,756						
	20,759	8,772	29,531	20	48	1.2	20	32	1.7
NMFT 2002-2									
Interest only	13,941	3,650	17,591						
Prepayment penalty	1,764	462	2,226						
Subordinated securities	2,443	639	3,082						
	18,148	4,751	22,899	25	30	1.6	25	27	1.6
NMFT 2002-3									
Interest only	31,729	8,947	40,676						
Prepayment penalty	3,057	862	3,919						
Subordinated securities	3,081	869	3,950						
	37,867	10,678	48,545	20	30	1.0	20	30	1.0
Total	$102,665	$76,214	$178,879						

(A) Represents expected credit losses for the life of the securitization up to the expected date in which the related asset-backed bonds can be called.

(B) The current discount rate and assumptions and those at trust securitization, which were previously disclosed, have been adjusted to reflect management's revised estimates for volatility and risk associated with the underlying mortgage loan collateral. These revisions do not impact previously recorded amounts.

Servicing Related Advances Advances on behalf of borrowers for taxes, insurance and other customer service functions are made by NovaStar Mortgage, Inc. and aggregated $19.3 million as of December 31, 2003 compared with $11.9 million as of December 31, 2002. These balances will generally increase as our assets and loan servicing balances increase.

Mortgage Servicing Rights As discussed under Mortgage Securities – Available for Sale, we retain the right to service mortgage loans we originate and have securitized. Servicing rights for loans we sell to third parties are not retained and we have not purchased the right to service loans. As of December 31, 2003, we have $19.7 million in capitalized mortgage servicing rights compared with $7.9 million as of December 31, 2002. The value of the mortgage servicing rights we retained in our securitizations during 2003 and 2002 was $20.8 million and $6.1 million, respectively. Amortization of mortgage servicing rights was $9.0 million and $4.6 million for years ended December 31, 2003 and 2002, respectively.

Assets Acquired through Foreclosure As of December 31, 2003, we had 53 properties in real estate owned with a carrying value of $3.2 million compared to 69 properties with a carrying value of $5.9 million as of December 31, 2002. Losses or gains from the ultimate disposition of real estate owned are charged or credited to operating income and are detailed under the heading "Gains on Sales of Mortgage Assets and Losses on Derivative Instruments."

Other Assets Included in other assets is collateral required under the terms of our derivative instrument contracts, derivative instrument market values, fixed assets, receivables from securitizations, deferred tax asset and other miscellaneous assets. Deposits with our derivative counterparties were $20.9 million as of December 31, 2003 compared with $30.3 million as of December 31, 2002. The market value of the derivative instruments offset the deposits by $2.0 million and $18.2 million as of December 31, 2003 and December 31, 2002, respectively. These balances will generally decrease as interest rates rise and increase when interest rates fall. Also included in other assets at December 31, 2003 and December 31, 2002 are fixed assets, net of accumulated depreciation of $14.5 million and $5.4 million, respectively. Fixed assets have increased primarily due to purchases of furniture and fixtures, computer equipment and office equipment related to the growth in the number of our employees. Our receivables from securitizations were $6.2 million and $0.6 million at December 31, 2003 and December 31, 2002, respectively. These receivables represent cash due to us when we delivered the remaining $479.8 million in loans collateralizing NMFT 2003-4 in January 2004 as well as cash due to us on our mortgage securities. As of December 31, 2003 and 2002, we had a net deferred tax asset of $10.5 million and $2.5 million, respectively. See Note 9 of the consolidated financial statements for details of the deferred tax asset.

Short-term Financing Arrangements Mortgage loan originations are funded with various financing facilities prior to securitization. Repurchase agreements are used as interim, short-term financing before loans are transferred in our securitization transactions. The balances outstanding under our short-term arrangements fluctuate based on lending volume, cash flows from operating, investing and other financing activities and equity transactions. As shown in Table 5, we have $130.1 million in immediately available funds, including $118.2 million in cash. We have borrowed approximately $873 million of the $2.9 billion in committed lines of credit and mortgage securities repurchase facilities, leaving approximately $2.0 billion available to support the mortgage lending and mortgage portfolio operations. See the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of liquidity risks and resources available to us.

Table 5 — Short-term Financing Resources

(in thousands)

	Credit Limit	Lending Value of Collateral	Borrowings	Availability
Unrestricted cash				$118,180
Lines of credit and mortgage and securities repurchase facilities	$2,875,000	$884,438	$872,536	$ 11,902
Total	$2,875,000	$884,438	$872,536	$130,082

Asset-backed Bonds During 1997 and 1998, we completed the securitization of loans in transactions that were structured as financing arrangements for accounting purposes. These non-recourse financing arrangements match the loans with the financing arrangement for long periods of time, as compared to lines of credit and repurchase agreements that mature frequently with interest rates that reset frequently and have liquidity risk in the form of margin calls. Under the terms of our asset-backed bonds we are entitled to repurchase the mortgage loan collateral and repay the remaining bond obligations when the aggregate collateral principal balance falls below 35% of their original balance for the loans in NHES 97-01 and 25% for the loans in NHES 97-02, 98-01 and 98-02. We have not exercised our right to repurchase any loans and repay bond obligations.

On November 5, 2002 we resecuritized interest-only and prepayment penalty securities and issued NovaStar CAPS Certificate Series 2002-C1 in the amount of $68 million. On July 2, 2003, we resecuritized interest-only, prepayment penalty and subordinated mortgage securities of NMFT 2003-2 and issued NovaStar NIMS Certificate Series 2003-N1 in the amount of $54 million. The resecuritizations were structured as secured borrowings for financial reporting and income tax purposes. In accordance with SFAS No. 140, control over the transferred assets was not surrendered and thus the transaction was considered financing for the mortgage securities.

Accounts Payable and Other Liabilities Included in accounts payable and other liabilities is the provision for removal of loans from securitization trusts, accrued payroll, income taxes payable and other liabilities. A provision within the trust for each of our securitization transactions gives us the right, not the obligation, to repurchase loans from the trust that are between 90 and 119 days delinquent. In accordance with SFAS No. 140, we are required to record the loans that meet this definition and a corresponding liability to the trust on our balance sheet at fair value. As of December 31, 2003 and December 31, 2002, our liability related to this provision was $14.5 million and $11.5 million, respectively. This liability should generally increase as we continue to securitize the loans we originate. Our accrued payroll increased from $9.2 million at December 31, 2002 to $18.1 million at December 31, 2003 due primarily to our growth in number of employees. Our current income tax liability was $7.9 million and $0.9 million as of December 31, 2003 and December 31, 2002, respectively. This increase is attributable to the increase in income before taxes of NFI Holding Corporation.

Stockholders' Equity The Board of Directors declared a two-for-one split of its common stock, providing shareholders of record as of November 17, 2003, with one additional share of common stock for each share owned. The additional shares resulting from the split were issued on December 1, 2003 increasing the number of common shares outstanding to 24.1 million shares. Prior year share amounts and earnings per share disclosures have been restated to reflect the stock split.

The increase in our stockholders' equity as of December 31, 2003 compared to December 31, 2002 is a result of the following:

- $112.0 million increase due to net income recognized for the year ended December 31, 2003.
- $15.1 million increase due to increase in unrealized gains on mortgage securities classified as available-for-sale.
- $9.5 million increase due to net settlements on cash flow hedges reclassified to earnings.
- $2.2 million decrease due to increase in unrealized losses on derivative instruments used in cash flow hedges.
- $93.9 million increase due to issuance of common stock.
- $1.3 million increase due to compensation recognized under stock option plan.
- $1.6 million increase due to exercise of stock options.
- $114.3 million decrease due to dividends accrued or paid on common stock.
- $0.1 million increase due to forgiveness of founders' notes receivable.

Results of Operations

During the year ended December 31, 2003, we earned net income of $112.0 million, $4.91 per diluted share, compared with net income of $48.8 million, $2.25 per diluted share and of $32.3 million, $1.51 per diluted share, for the same periods of 2002 and 2001, respectively.

Our primary sources of revenue are interest earned on our mortgage loan and securities portfolios, fees from borrowers and gains on the sales and securitizations of mortgage loans. Earnings increased during 2003 as compared to 2002 and 2001 due primarily to higher volumes of average mortgage securities held and mortgage loan originations securitized. The effects of the higher mortgage security volume is displayed in Table 6. Details regarding higher mortgage loan origination volumes and gains on securitization of these assets are shown in Tables 1, 8 and 9.

As discussed under "Significance of Estimates and Critical Accounting Policies," prior to 2003, we accounted for stock-based compensation plans under the recognition and measurement provisions of APB No. 25 and related interpretations. During the fourth quarter of 2003, we adopted the fair value recognition provisions of SFAS No. 123. We selected the modified prospective method of adoption described in SFAS No. 148. Under this method, the change is retroactive to January 1, 2003 and compensation cost recognized in 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In adopting SFAS No. 123 retroactive to January 1, 2003, we recorded a net credit (reversal of expense) to compensation and benefits expense of $7.1 million relating to the nine months ended September 30, 2003. Results for prior years have not been restated.

Net Interest Income

Our securities primarily represent our ownership in the net cash flows of underlying mortgage loan collateral in excess of bond expenses and cost of funding. The cost of funding is indexed to one-month LIBOR. As one-month LIBOR decreased dramatically in 2001 and 2002, the net cash flows we received increased correspondingly. On the other hand, the coupon on the mortgage loan collateral has adjusted more slowly. Therefore, the accretable yield (interest rate) on our older securities significantly increased during 2001 and 2002. Our older securities continue to experience unusually high yields. The spread on our new mortgage loans has returned to expected or normal levels as the coupon on the mortgage securities has adjusted downward. Additionally, in 2002 we began transferring interest rate agreements, at the time of securitization, into the securitization trusts to help reduce interest rate risk and to decrease the volatility of the future cash flows on our mortgage securities. As a result, future interest income on our mortgage securities is expected to be less volatile.

While the spreads on the newer securities have decreased, the overall interest income continues to be high due to the sizeable increase in our mortgage securities retained. Based on these factors, as shown in Table 6, we experienced a decrease in the average net yield on our securities from 40.6% for the year ended December 31, 2002 to 31.3% for the same period of 2003. Mortgage security net yield for the year ended December 31, 2001 was 14.5%

The overall dollar volume of interest income has increased primarily because the size of our mortgage securities portfolio has increased significantly during the past year. As shown in Tables 6 and 7, the average value of our mortgage securities increased from $132.3 million and $67.6 million during the years ended December 31, 2002 and 2001, respectively, to $288.4 million during the year ended December 31, 2003. The average balance of mortgage loans collateralizing our securities increased from $2.1 billion in 2002 to $4.3 billion in 2003. We expect to increase the amount of mortgage securities we own as we securitize the mortgage loans we originate.

As previously discussed, the trust that issues our interest-only securities owns interest rate agreements. These agreements reduce interest rate risk within the trust and, as a result, the cash flows we receive on our interest-only securities are less volatile as interest rates change.

Net interest income on mortgage loans represents income on loans held-for-sale during their warehouse period as well as loans held-in-portfolio, which are maintained on our balance sheet as a result of the four securitization transactions we executed in 1997 and 1998. Net interest income on mortgage loans before other expense increased from $25.8 million and $20.7 million for the years ended December 31, 2002 and 2001, respectively to $39.9 million for the same period of 2003. The net interest income from mortgage loans is primarily driven by loan volume and the amount of time held-for-sale loans are in the warehouse.

Future net interest income will be dependent upon the size and volume of our mortgage securities and loan portfolios and economic conditions.

Table 6 is a summary of the interest income and expense related to our mortgage securities and the related yields as a percentage of the fair market value of these securities for the three years ended December 31, 2003.

Table 6 — Mortgage Securities Interest Analysis

(dollars in thousands)

	December 31,		
	2003	2002	2001
Average fair market value of mortgage securities	$288,361	$132,250	$67,588
Average borrowings	222,653	89,612	37,004
Interest income	98,804	56,481	11,706
Interest expense	8,676	2,834	1,911
Net interest income	$ 90,128	$ 53,647	$ 9,795
Yields:			
Interest income	34.3%	42.7%	17.3%
Interest expense	3.9	3.2	5.2
Net interest spread	30.4%	39.5%	12.1%
Net Yield	31.3%	40.6%	14.5%

All of NovaStar's portfolio income comes from mortgage loans either directly (mortgage loans held-in-portfolio) or indirectly (mortgage securities). Table 7 attempts to look through the balance sheet presentation of the Company's portfolio income and present income as a percentage of average assets under management. This metric allows the Company to be more easily compared to other finance companies or financial institutions that use on balance sheet portfolio accounting, where return on assets is a common performance calculation.

The net interest income for mortgage securities, mortgage loans held-for-sale and mortgage loans held-in-portfolio reflect the income after interest expense, hedging, servicing, prepayment penalty income and credit expense (mortgage insurance and provision to loss reserve). Table 7 shows the net yield in both assets under management and the return on assets during the three years ended December 31, 2003.

Table 7 — Mortgage Portfolio Management Net Interest Income Analysis

(dollars in thousands)

	Mortgage Securities	Mortgage Loans Held-for-Sale	Mortgage Loans Held-in-Portfolio	Total
For the Year Ended December 31, 2003:				
Interest income	$ 98,804	$ 60,878	$ 10,738	$ 170,420
Interest expense:				
Short-term borrowings (A)	3,450	20,060	—	23,510
Asset-backed bonds	5,226	—	2,269	7,495
Cash flow hedging net settlements	—	2,871	6,488	9,359
Total interest expense	8,676	22,931	8,757	40,364
Mortgage portfolio net interest income before other expense	90,128	37,947	1,981	130,056
Other expense (B)	—	(11,507)	(895)	(12,402)
Mortgage portfolio net interest income	$ 90,128	$ 26,440	$ 1,086	$ 117,654
Average balance of the underlying loans	$4,316,599	$792,991	$116,048	$5,225,638
Net interest yield on assets	2.09%	3.33%	0.94%	2.25%
For the Year Ended December 31, 2002:				
Interest income	$ 56,481	$ 33,736	$ 16,926	$ 107,143
Interest expense:				
Short-term borrowings (A)	2,107	10,406	—	12,513
Asset-backed bonds	727	—	4,195	4,922
Cash flow hedging net settlements	—	1,672	8,621	10,293
Total interest expense	2,834	12,078	12,816	27,728
Mortgage portfolio net interest income before other expense	53,647	21,658	4,110	79,415
Other expense (B)	—	(11,782)	(1,624)	(13,406)
Mortgage portfolio net interest income	$ 53,647	$ 9,876	$ 2,486	$ 66,009
Average balance of the underlying loans	$2,080,955	$395,394	$172,954	$2,649,303
Net interest yield on assets	2.58%	2.50%	1.44%	2.49%
For the Year Ended December 31, 2001:				
Interest income	$ 11,706	$ 19,507	$ 26,691	$ 57,904
Interest expense:				
Short-term borrowings (A)	1,911	8,546	—	10,457
Asset-backed bonds	—	—	14,874	14,874
Cash flow hedging net settlements	—	—	2,035	2,035
Total interest expense	1,911	8,546	16,909	27,366
Mortgage portfolio net interest income before other expense	9,795	10,961	9,782	30,538
Other expense (B)	—	(1,599)	(6,156)	(7,755)
Mortgage portfolio net interest income	$ 9,795	$ 9,362	$ 3,626	$ 22,783
Average balance of the underlying loans	$1,037,352	$266,287	$191,972	$1,495,611
Net interest yield on assets	0.94%	3.52%	1.89%	1.52%

(A) Primarily includes mortgage loan and securities repurchase agreements.

(B) Other expense includes servicing expense, prepayment penalty income, net settlements on non-cash flow hedges and credit expense (mortgage insurance and provision to loss reserve).

Impact of Interest Rate Agreements We have executed interest rate agreements designed to mitigate exposure to interest rate risk on short-term borrowings. Interest rate cap agreements require us to pay either a one-time "up front" premium or a quarterly premium, while allowing us to receive a rate that adjusts with LIBOR when rates rise above a certain agreed-upon rate. Interest rate swap agreements allow us to pay a fixed rate of interest while receiving a rate that adjusts with one-month LIBOR. These agreements are used to alter, in effect, the interest rates on funding costs to more closely match the yield on interest-earning assets. We incurred expenses of $9.4 million, $10.3 million and $2.0 million related to these agreements for the three years ended December 31, 2003, 2002, and 2001, respectively. Fluctuations in these expenses are solely dependent upon the movement in LIBOR as well as our average notional amount outstanding.

Credit Recoveries (Losses)

We originate and own loans in which the borrower possesses credit risk higher than that of conforming borrowers. Delinquent loans and losses are expected to occur. Provisions for credit losses are made in amounts considered necessary to maintain an allowance at a level sufficient to cover probable losses inherent in the loan portfolio. Charge-offs are recognized at the time of foreclosure by recording the value of real estate owned property at its estimated realizable value. One of the principal methods used to estimate expected losses is a delinquency migration analysis. This analysis takes into consideration historical information regarding foreclosure and loss severity experience and applies that information to the portfolio at the reporting date.

We use several techniques to mitigate credit losses including pre-funding audits by quality control personnel and in-depth appraisal reviews. Another loss mitigation technique allows a borrower to sell their property for less than the outstanding loan balance prior to foreclosure in transactions known as short sales, when it is believed that the resulting loss is less than what would be realized through foreclosure. Loans are charged off in full when the cost of pursuing foreclosure and liquidation exceed recorded balances. While short sales have served to reduce the overall severity of losses incurred, they also accelerate the timing of losses. As discussed further under the caption "Premiums for Mortgage Loan Insurance," lender paid mortgage insurance is also used as a means of managing credit risk exposure. Generally, the exposure to credit loss on insured loans is considered minimal. Management also believes the loan servicing operation is an important element to managing credit risk.

During the years ended December 31, 2003, 2002 and 2001 we recognized credit recoveries (losses) of $0.4 million, $0.4 million and $(3.6) million, respectively and incurred net charge-offs of $1.3 million, $2.1 million and $5.7 million, respectively. A rollforward of the allowance for credit losses for the three years ended December 31, 2003 is presented in Note 2 to the consolidated financial statements.

Fee Income

Fee income primarily consists of fees from five sources: broker fees, loan origination fees, service fee income, branch management fees and prepayment penalty income.

Broker fees are paid by borrowers and other lenders for placing loans with third party investors (lenders) and are based on negotiated rates with each lender to whom we broker loans. Revenue is recognized upon loan origination.

Loan origination fees represent fees paid to us by borrowers and are associated with the origination of mortgage loans. Loan origination fees are determined based on the type and amount of loans originated. Loan origination fees and direct origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan using the level yield method. Loan origination fees and direct origination costs on mortgage loans held-for-sale are deferred and considered as part of the carrying value of the loan when sold.

Service fees are paid to us by either the investor on mortgage loans serviced or the borrower. Fees paid by investors on loans serviced are determined as a percentage of the principal collected for the loans serviced and are recognized in the period in which payments on the loans are received. Fees paid by borrowers on loans serviced are considered ancillary fees related to loan servicing and include late fees, processing fees and, for loans held-in-portfolio, prepayment penalties. Revenue is recognized on fees received from borrowers when an event occurs that generates the fee and they are considered to be collectible.

Affiliated branch management fees are charged to affiliated mortgage brokers to manage their administrative operations, which include providing accounting, payroll, human resources, loan investor management and license management. The amount of the fees is agreed upon when entering a contractual agreement with affiliated mortgage brokers and are recognized as services are rendered.

Prepayment penalty income are the fees we require the borrower to pay if they pay off their loan early in the loan's life, generally within two years of origination. This income serves to mitigate and offset prepayment risk and the amortization expense of premiums we paid to loan brokers. The penalty is generally six months of interest on 80% of the unpaid principal at prepayment. Prepayment penalty income was $311,000, $432,000 and $790,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

Fee income increased from $36.0 million and $21.0 million for the twelve months ended December 31, 2002 and 2001, respectively, to $68.3 million for the same period of 2003 due to the following reasons:

- Loans originated, including conforming loans, increased from $2.8 billion and $1.3 billion for the twelve months ended December 31, 2002 and 2001, respectively, to $6.0 billion for the same period of 2003.
- Our servicing portfolio increased from $3.7 billion and $2.0 billion for the year ended December 31, 2002 and 2001, respectively, to $7.2 billion for the year ended December 31, 2003.
- The number of NHMI LLC branches increased from 207 and 108 at December 31, 2002 and 2001, respectively, to 423 at December 31, 2003.

Gains on Sales of Mortgage Assets and Losses on Derivative Instruments

We execute securitization transactions in which we transfer mortgage loan collateral to an independent trust. The trust holds the mortgage loans as collateral for the securities it issues to finance the sale of the mortgage loans. In those transactions, certain securities are issued to entities unrelated to us, and we retain the interest-only and non-investment grade subordinated securities. In addition, we continue to service the loan collateral. These transactions were structured as sales for accounting and income tax reporting during the years ended December 31, 2003, 2002 and 2001. Whole loan sales have also been executed whereby we sell loans to third parties. In the outright sales of mortgage loans, we retain no assets or servicing rights. Table 9 provides a summary of mortgage loans sold outright and transferred in securitizations.

During the third quarter of 2001, we resecuritized AAA-rated interest-only and prepayment penalty securities issued in 2000. This transaction, CAPS 2001-1, was structured as a sale for financial reporting and income tax purposes. Senior bonds in the amount of $29.3 million were sold to the public. We retained a subordinated interest, the CAPS 2001-1 C1 bond, and recognized a gain of $14.9 million. For tax purposes, this gain was capital in nature and offsets existing capital losses we incurred in 1998. In October 2002, the senior bond was fully repaid and the AAA-rated interest-only and prepayment penalty securities were transferred back to us by the trust.

We have entered into derivative instrument contracts that do not meet the requirements for hedge accounting treatment, but contribute to our overall risk management strategy by serving to reduce interest rate risk related to short-term borrowing rates. Changes in the fair value of these derivative instruments are credited or charged to current earnings. As interest rates have decreased since December 31, 2001, we recognized losses of $30.8 million and $36.8 million in 2003 and 2002, respectively, reflective of the corresponding decrease in fair value of these non-hedge derivative instruments. Our loss on derivative instruments during 2001 was $4.0 million.

Table 8 provides the components of our gains on sales of mortgage assets and losses on derivative instruments.

Table 8 — Gains on Sales of Mortgage Assets and Losses on Derivative Instruments

(in thousands)

	For the Year Ended December 31,		
	2003	2002	2001
Gains on sales of mortgage loans transferred in securitizations	$136,302	$47,894	$21,730
Gains on sales of mortgage loans to third parties – nonconforming	3,404	2,299	954
Gains on sales of mortgage loans to third parties – conforming	6,942	3,903	171
Gain on sale of mortgage securities	—	—	14,946
Losses on sales of real estate owned	(2,643)	(791)	(454)
Gains on sales of mortgage assets	144,005	53,305	37,347
Losses on derivatives	(30,837)	(36,841)	(3,953)
Net gains on sales of mortgage assets and derivative instruments	$113,168	$16,464	$33,394

Table 9 — Mortgage Loan Sales and Securitizations

(dollars in thousands)

	Outright Mortgage Loan Sales (A)			
For the Year Ended December 31,	Principal Amount	Percent of Total Sales	Net Gain (Loss) Recognized	Weighted Average Price To Par
2003	$151,210	2.8%	$3,404	104.1
2002	$142,159	8.4%	$2,299	102.9
2001	$ 73,324	5.7%	$ 954	102.1

	Mortgage Loans Transferred in Securitizations						
					Weighted Average Assumptions Underlying Initial Value of Mortgage Securities		
For the Year Ended December 31,	Principal Amount	Percent of Total Sales	Net Gain Recognized	Initial Value of Mortgage Securities	Constant Prepayment Rate	Discount Rate	Expected Total Credit Losses, Net of Mortgage Insurance
2003	$5,319,435	97.2%	$136,302	$299,752	26	22%	3.61%
2002	$1,560,001	91.6%	$ 47,894	$ 92,903	29	21%	1.50%
2001	$1,215,100	94.3%	$ 21,730	$ 62,862	28	23%	1.20%

(A) Does not include conforming loan sales.

Premiums for Mortgage Loan Insurance

The use of mortgage insurance is one method of managing the credit risk in the mortgage asset portfolio. Premiums for mortgage insurance on loans maintained on our balance sheet are paid by us and are recorded as a portfolio cost and included in the income statement under the caption "Premiums for Mortgage Loan Insurance." These premiums totaled $3.1 million, $2.3 million and $2.7 million in 2003, 2002 and 2001, respectively. We received mortgage insurance proceeds on claims filed of $1.9 million, $2.1 million and $3.7 million in 2003, 2002 and 2001, respectively.

Many of the mortgage loans that serve as collateral for our mortgage securities carry mortgage insurance. When loans are securitized in transactions treated as sales, the obligation to pay mortgage insurance premiums is legally assumed by the trust. Therefore, we have no obligation to pay for mortgage insurance premiums on these loans.

We intend to continue to use mortgage insurance coverage as a credit management tool as we continue to originate and securitize mortgage loans. The percentage of loans with mortgage insurance has decreased in 2003 and generally should be lower than 50% in the future. For the 2003-1, 2003-2, 2003-3 and 2003-4 securitizations, the mortgage loans that were transferred into the trusts had mortgage insurance coverage at the time of transfer of 64%, 48%, 46% and 27%, respectively. We have the risk that mortgage insurance providers will revise their guidelines to an extent where we will no longer be able to acquire coverage on all of our new production. Similarly, the providers may also increase insurance premiums to a point where the cost of coverage outweighs its benefit. We monitor the mortgage insurance market and currently anticipate being able to obtain affordable coverage on a substantial portion of our future production to the extent we deem it is warranted.

General and Administrative Expenses

The main categories of our general and administrative expenses are compensation and benefits, loan expense, travel and public relations, office administration and professional and outside services. Compensation and benefits includes employee base salaries, benefit costs and incentive compensation awards. For discussion on stock-based compensation expense included in compensation and benefits, see discussion of the adoption of SFAS No. 123 under "Significance of Estimates and Critical Accounting Policies" and "Results of Operations." Loan expense primarily includes expenses relating to the underwriting of mortgage loans that do not fund successfully. Travel and public relations primarily includes travel related expenses and promotional and marketing expenses. Office administration includes items such as rent, depreciation, telephone, office supplies, postage, delivery, maintenance and repairs. Professional and outside services include fees for legal, accounting and other consulting services. In the normal course of business, fees are incurred for professional services related to general corporate matters and specific transactions.

The increase in general and administrative expenses from $46.5 million in 2001 to $84.6 million in 2002 and to $174.4 million in 2003 is attributable to our new retail lines of business, growth in our wholesale business, our expanding servicing operations and growth in our branch operations. As a result of this growth, we employed 1,476 people as of December 31, 2003, compared with 944 and 379 as of December 31, 2002 and 2001, respectively. Note 12 to the consolidated financial statements presents a condensed income statement for our three segments, detailing our expenses by segment.

The loan costs of production table below includes all costs paid and fees collected during the loan origination cycle, including loans that do not fund. This distinction is important as we can only capitalize as deferred broker premium and costs, those costs (net of fees) directly associated with a "funded" loan. Costs associated with loans that do not fund are recognized immediately as a component of general and administrative expenses. For loans held-for-sale, deferred net costs are recognized when the related loans are sold outright or transferred in securitizations. For loans held-in-portfolio, deferred net costs are recognized over the life of the loan as a reduction to interest income. The cost of our production is also critical to our financial results as it is a significant factor in the gains we recognize. Increased efficiencies in the nonconforming lending operation correlate to lower general and administrative costs and higher interest income and gain on sales of mortgage assets.

Table 10 — Loan Costs of Production, as a Percent of Principal

	Gross Loan Production	Premium Paid to Broker, Net of Fees Collected	Total Acquisition Cost
2003	1.69	0.71	2.40
2002	1.93	0.78	2.71
2001	1.98	0.63	2.61

Mortgage Loan Servicing

Loan servicing is a critical part of our business. In the opinion of management, maintaining contact with borrowers is vital in managing credit risk and in borrower retention. Nonconforming borrowers are prone to late payments and are more likely to default on their obligations than conventional borrowers. We strive to identify issues and trends with borrowers early and take quick action to address such matters. Our annualized costs of servicing per unit decreased from $286 and $267 at December 31, 2001 and 2002, respectively, to $263 at December 31, 2003.

Table 11 — Summary of Servicing Operations

(dollars in thousands, except per loan cost)

	2003		2002		2001	
	Amount	Per Unit	Amount	Per Unit	Amount	Per Unit
Unpaid principal	$7,206,113		$3,657,640		$1,994,448	
Number of loans	54,196		28,849		17,425	
Servicing income, before amortization of mortgage servicing rights	$ 20,486	$378	$ 12,796	$444	$ 8,213	$471
Costs of servicing	14,261	263	7,703	267	4,976	286
Net servicing income, before amortization of mortgage servicing rights	6,225	115	5,093	177	3,237	185
Amortization of mortgage servicing rights	8,995	166	4,609	160	2,131	122
Net servicing income (loss)	$ (2,770)	$ (51)	$ 484	$ 17	$ 1,106	$ 63

Branches

We operate our mortgage brokerage unit under the name NovaStar Home Mortgage, Inc. (NHMI). Branch operations (offices) are divided into two groups: 1) branches operating under NHMI, and 2) branches operating as separate companies with an administrative relationship with NHMI, identified as NHMI LLC (Limited Liability Company) branches.

The NHMI branches are considered departmental functions of NHMI under which the branch manager (department head) is an employee of NHMI and receives compensation based on the profitability of the branch (department) as bonus compensation. NHMI branches are included in the NovaStar Financial consolidated financial statements.

LLC branches are established through LLC agreements entered into between solicited brokers and NHMI. The LLC agreements provide for initial capitalization and membership interests of 99.9% to the broker (branch manager) and 0.1% to NHMI. NHMI provides accounting, payroll, human resources, loan investor management and license management in conjunction with separate contractual agreements. We account for our minority interest in the LLC agreements using the equity method of accounting.

As of December 31, 2003 there were a total of 432 active branches, 9 of these were NHMI branches and 423 were NHMI LLC branches. As of December 31, 2002 there were a total of 216 active branches, 9 of these were NHMI branches and 207 were NHMI LLC branches.

The NHMI and LLC branch offices offer conforming and nonconforming loans to potential borrowers. Loans are brokered for approved investors, including NovaStar Mortgage, Inc. (NMI). Of the $5.3 billion and $2.8 billion nonconforming loans we originated, 23% and 20% were brokered to NMI from the branches in 2003 and 2002, respectively.

Income Taxes

NovaStar Financial, Inc. intends to continue to operate and qualify as a Real Estate Investment Trust (REIT) under the requirements of the Internal Revenue Code. Therefore, it will generally not be subject to federal income taxes at the corporate level on taxable income distributed to stockholders. Requirements for qualification as a REIT include various restrictions on common stock ownership and the nature of the assets and sources of income.

Below is a summary of the taxable net income available to common shareholders for the years ended December 31, 2003, 2002 and 2001.

Table 12 — Taxable Net Income

(dollars in thousands)

	For the Year Ended December 31,		
	2003	2002	2001
Consolidated net income	$111,996	$48,761	$32,308
Equity in net income of NFI Holding Corp.	(20,051)	9,013	(1,723)
REIT net income	91,945	57,774	30,585
Adjustments to net income to compute taxable income	44,550	(9,301)	(20,179)
Taxable income before preferred dividends	136,495	48,473	10,406
Preferred dividends	—	—	(5,164)
Estimated taxable income available to common shareholders	$136,495	$48,473	$ 5,242
Estimated taxable income per common shareholder	$ 5.58	$ 2.32	$ 0.46

In order to qualify as a REIT, we must distribute 90 percent of our taxable income before the due date of our federal tax return, including extensions. Additionally, for the REIT to avoid paying federal income tax, there are two other distribution requirements. First, in order to avoid a 4 percent excise tax, the REIT must generally distribute at least 85 percent of its taxable income (plus undistributed prior year amounts) no later than December 31 of the current year (or no later than 30 days after year end if certain requirements are met). Alternatively, in order to avoid paying an income tax at the REIT level, we must distribute all of our taxable income before the timely filing of our tax return. This second distribution requirement may be met by designating certain dividends paid in the following year as applying to the current year ("spillover dividends"). This spillover dividend rule allows a REIT to pay dividends at regular intervals and amounts and avoid volatility in its dividend policy.

The dividend policy adopted by our Board applies the spillover dividend rules for purposes of managing the REIT distribution requirement and in computing REIT taxable income. This policy better aligns dividends with economic income and allows us to better manage volatility in our dividend payments.

We declared dividends of $2.15 per common share in 2002. Since it was our intent to distribute approximately 100% of our taxable income in 2002, we declared a special dividend related to 2002 taxable income of $0.165 per common share on January 29, 2003.

NFI Holding Corporation, a wholly-owned subsidiary of NovaStar Financial, Inc., has not elected REIT-status and files a consolidated federal income tax return with its subsidiaries. NFI Holding Corporation reported a net income (loss) before income taxes of $50.6 million and ($11.0) million for the years ended December 31, 2003 and 2002, respectively. As shown in our statement of income, this resulted in an income tax expense (benefit) of $22.9 million and $(2.0) million for the years ended December 31, 2003 and 2002, respectively. We did not report income tax expense (benefit) for the year ended December 31, 2001 due to the immaterial nature of the pretax income reported at NFI Holding Corporation.

Liquidity and Capital Resources

Liquidity means the need for, access to and uses of cash. Our primary needs for cash include the acquisition of mortgage loans, principal repayment and interest on borrowings, operating expenses and dividend payments. Substantial cash is required to support the operating activities of the business, especially the mortgage origination operation. Mortgage asset sales, principal, interest and fees collected on mortgage assets support cash needs. Drawing upon various borrowing arrangements typically satisfies major cash requirements. As shown in Table 5, we have $130.1 million in immediately available funds, including $118.2 million in cash.

Mortgage lending requires significant cash to fund loan originations. Our warehouse lending arrangements, including repurchase agreements, support the mortgage lending operation. Our warehouse mortgage lenders allow us to borrow between 98% and 100% of the outstanding principal. Funding for the difference – generally 2% of the principal - must come from other cash inflows. We use operating cash inflow in the form of cash flow from mortgage securities, principal and interest on mortgage loans and fee income to support loan originations. In addition, proceeds from equity offerings have been used to support operations. Our immediately available funds would support funding more than $6.5 billion in loans, assuming no other demands on cash and assuming a 2% "haircut."

Loans financed with warehouse and repurchase credit facilities are subject to changing market valuation and margin calls. The market value of our loans is dependent on a variety of economic conditions, including interest rates (and borrower demand) and end investor desire and capacity. Market values have been consistent over the past three years. However, there is no certainty that the prices will remain constant. To the extent the value of the loans declines significantly, we would be required to repay portions of the amounts we have borrowed. The value of our "recourse" loans (classified as held-for-sale) as of December 31, 2003 would need to decline by nearly 19% before we would use all immediately available funds, assuming no other constraints on our immediately available funds.

We have no recourse for loans financed with asset-backed bonds and, as such, there is minimal liquidity risk.

The derivative financial instruments we use also subject us to "margin call" risk. Under our interest rate swaps, we pay a fixed rate to the counterparties while they pay us a floating rate. While floating rates are low, on a net basis we are paying the counterparty. In order to mitigate credit exposure to us, the counterparty required us to post margin deposits with them. As of December 31, 2003, we have approximately $20.9 million on deposit. Further declining interest rates would subject us to additional exposure for cash margin calls. However, the asset side of the balance sheet should increase in value in a further declining interest rate scenario. Incoming cash on our mortgage loans and securities is a principal source of cash. The volume of cash depends on, among other things, interest rates. While short-term interest rates (the basis for our funding costs) are low and the coupon rates on our loans are high, our net interest margin (and therefore incoming cash flow) is high. Severe and immediate changes in interest rates will impact the volume of our incoming cash flow. To the extent rates increase dramatically, our funding costs will increase quickly. While many of our loans are adjustable, they typically will not reset as quickly as our funding costs. This circumstance would temporarily reduce incoming cash flow. As noted above, derivative financial instruments are used to mitigate the effect of interest rate volatility. In this rising rate situation, our interest rate swaps and caps would provide additional cash flows to mitigate the lower cash on loans and securities.

Loans we originate can be sold to a third party, which also generates cash to fund on-going operations. When market prices exceed our cost to originate, we believe we can operate in this manner, provided that the level of loan originations is at or near the capacity of its production infrastructure.

Cash activity during the years ended December 31, 2003, 2002 and 2001 is presented in the consolidated statement of cash flows.

As noted above, proceeds from equity offerings have supported our operations. Since inception, we have raised $220 million in net proceeds through private and public equity offerings. Equity offerings provide another avenue as a future liquidity source.

Off Balance Sheet Arrangements

As discussed previously, we pool the loans we originate and securitize them to obtain long-term financing for the assets. The loans are transferred to a trust where they serve as collateral for asset-backed bonds, which the trust issues to the public. Our ability to use the securitization capital market is critical to the operations of our business. Table 4 summarizes our off balance sheet securitizations.

External factors that are reasonably likely to affect our ability to continue to use this arrangement would be those factors that could disrupt the securitization capital market. A disruption in the market could prevent us from being able to sell the securities at a favorable price, or at all. Factors that could disrupt the securitization market include an international liquidity crisis such as occurred in the fall of 1998, a terrorist attack, outbreak of war or other significant event risk, and market specific events such as a default of a comparable type of securitization. If we were unable to access the securitization market, we may still be able to finance our mortgage operations by selling our loans to investors in the whole loan market. We were able to do this following the liquidity crisis in 1998.

Specific items that may affect our ability to use the securitizations to finance our loans relate primarily to the performance of the loans that have been securitized. Extremely poor loan performance may lead to poor bond performance and investor unwillingness to buy bonds supported by our collateral. Our financial performance and condition has little impact on our ability to securitize, as evidenced by our ability to securitize in 1998, 1999 and 2000 when our financial trend was weak.

We have commitments to borrowers to fund residential mortgage loans as well as commitments to purchase and sell mortgage loans to third parties. As nonconforming mortgage loans are not readily convertible to cash and cannot readily be settled net, commitments to originate and purchase such loans do not meet the definition of a derivative under accounting principles generally accepted in the United States of America. Accordingly, they are not recorded in the consolidated financial statements. As of December 31, 2003, we had outstanding commitments to originate and purchase loans of $228 million and $60 million, respectively. We had no commitments to sell loans to third parties at December 31, 2003. As of December 31, 2002, we had outstanding commitments to originate, purchase and sell loans of $108 million, $16 million and $98 million, respectively.

On November 20, 2003, we executed a securitization transaction accounted for as a sale of loans. We delivered $1.0 billion in loans collateralizing NMFT Series 2003-4 (see Note 3 of the consolidated financial statements). On January 14, 2004, we delivered an additional $479.8 million in loans collateralizing NMFT Series 2003-4.

Contractual Obligations

We have entered into certain long-term debt and lease agreements, which obligate us to make future payments to satisfy the related contractual obligations. Notes 6 and 15 of the consolidated financial statements discuss these obligations in further detail.

The following table summarizes our contractual obligations with regard to our long-term debt and lease agreements as of December 31, 2003.

Table 13 — Contractual Obligations

(in thousands)

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Short-term borrowings	$872,536	$872,536	—	—	—
Long-term debt (A)	$132,980	$ 82,346	$28,909	$12,745	$8,980
Mortgage loan purchase commitments	$ 60,000	$ 60,000	—	—	—
Operating leases	$ 31,543	$ 6,425	$10,855	$10,698	$3,565
Premiums due to counterparties related to interest rate cap agreements	$ 3,459	$ 1,568	$ 1,891	—	—

(A) Repayment of the asset-backed bonds is dependent upon payment of the underlying mortgage loans, which collateralize the debt. The repayment of these mortgage loans is affected by prepayments.

The Company has entered into various lease agreements in which the lessor agreed to repay the Company for certain existing lease obligations. The Company received approximately $2.3 million and $62,000 related to these agreements in 2003 and 2002, respectively, and expects to receive approximately $1.0 million in future payments through 2004 from the lessor unless the properties we previously occupied are subleased. We entered into various sublease agreements for office space formerly occupied by us. We received approximately $537,000 in 2003 related to these agreements and expect to receive approximately $61,000 in future payments through 2004.

Inflation

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors drive company performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and dividends are based on taxable income. In each case, financial activities and balance sheet are measured with reference to historical cost or fair market value without considering inflation.

Impact of Recently Issued Accounting Pronouncements

Note 1 of the consolidated financial statements describe certain recently issued accounting pronouncements. Management believes the implementation of these pronouncements and others that have gone into effect since the date of these reports will not have a material impact on the consolidated financial statements.

Interest Rate/Market Risk

Our investment policy sets the following general goals:

(1) Maintain the net interest margin between assets and liabilities, and
(2) Diminish the effect of changes in interest rate levels on our market value

Loan Price Volatility Under our current mode of operation, we depend heavily on the market for wholesale nonconforming mortgage loans. To conserve capital, we may sell loans we originate. Financial results will depend, in part, on the ability to find purchasers for the loans at prices that cover origination expenses. Exposure to loan price volatility is reduced as we acquire and retain mortgage loans.

Interest Rate Risk When interest rates on our assets do not adjust at the same rates as our liabilities or when the assets have fixed rates and the liabilities are adjusting, future earnings potential is affected. We express this interest rate risk as the risk that the market value of assets will increase or decrease at different rates than that of the liabilities. Expressed another way, this is the risk that net asset value will experience an adverse change when interest rates change. We assess the risk based on the change in market values given increases and decreases in interest rates. We also assess the risk based on the impact to net income in changing interest rate environments.

Management primarily uses financing sources where the interest rate resets frequently. As of December 31, 2003, borrowings under all financing arrangements adjust daily or monthly. On the other hand, very few of the mortgage assets we own adjust on a monthly or daily basis. Most of the mortgage loans contain features where their rates are fixed for some period of time and then adjust frequently thereafter. For example, one of our loan products is the "2/28" loan. This loan is fixed for its first two years and then adjusts every six months thereafter.

While short-term borrowing rates are low and long-term asset rates are high, this portfolio structure produces good results. However, if short-term interest rates rise rapidly, earning potential is significantly affected, as the asset rate resets would lag the borrowing rate resets.

Interest Rate Sensitivity Analysis To assess interest sensitivity as an indication of exposure to interest rate risk, management relies on models of financial information in a variety of interest rate scenarios. Using these models, the fair value and interest rate sensitivity of each financial instrument, or groups of similar instruments is estimated, and then aggregated to form a comprehensive picture of the risk characteristics of the balance sheet. The risks are analyzed on both an income and market value basis. The following are summaries of the analysis.

Table 14 — Interest Rate Sensitivity - Income

(dollars in thousands)

	Basis Point Increase (Decrease) in Interest Rate (A)			
	(200) (C)	(100)	100	200
As of December 31, 2003:				
Net interest income	N/A	$15,546	$(11,393)	$(20,777)
Percent change in net interest income from base	N/A	5.6%	(4.1)%	(7.5)%
Percent change of capital (B)	N/A	5.2%	(3.8)%	(6.9)%
As of December 31, 2002:				
Net interest income	N/A	$8,894	$(6,946)	$(13,277)
Percent change in net interest income from base	N/A	7.6%	(5.9)%	(11.3)%
Percent change of capital (B)	N/A	4.9%	(3.8)%	(7.2)%

(A) Net interest income (income from assets less expense from liabilities and expense from interest rate agreements) in a parallel shift in the yield curve, up and down 1% and 2%.

(B) Total change in estimated spread income as a percent of total stockholders' equity as of December 31.

(C) A decrease in interest rates by 200 basis points (2%) would imply rates on liabilities at or below zero.

Table 15 — Interest Rate Sensitivity - Market Value

(dollars in thousands)

	Basis Point Increase (Decrease) in Interest Rate (A)			
	(200) (C)	(100)	100	200
As of December 31, 2003:				
Change in market values of:				
Assets	N/A	$ 99,164	$(135,872)	$(296,278)
Liabilities	N/A	(5,325)	6,245	12,627
Interest rate agreements	N/A	(90,590)	98,484	208,805
Cumulative change in market value	N/A	$ 3,249	$ (31,143)	$ (74,846)
Percent change of market value portfolio equity (B)	N/A	1.0%	(9.1)%	(21.9)%
As of December 31, 2002:				
Change in market values of:				
Assets	N/A	$ 16,449	$ (49,343)	$(119,232)
Liabilities	N/A	(2,311)	2,451	4,969
Interest rate agreements	N/A	(36,249)	37,930	76,873
Cumulative change in market value	N/A	$(22,111)	$ (8,962)	$ (37,390)
Percent change of market value portfolio equity (B)	N/A	(10.9)%	(4.4)%	(18.4)%

(A) Change in market value of assets, liabilities or interest rate agreements in a parallel shift in the yield curve, up and down 1% and 2%.

(B) Total change in estimated market value as a percent of market value portfolio equity as of December 31.

(C) A decrease in interest rates by 200 basis points (2%) would imply rates on liabilities at or below zero.

The values under the headings "100," "200," "(100)" and "(200)" are management's estimates of the income and change in market value of those same assets, liabilities and interest rate agreements assuming that interest rates were 100 and 200 basis points, or 1 and 2 percent higher and lower. The cumulative change in income or market value represents the change in income or market value of assets, net of the change in income or market value of liabilities and interest rate agreements.

Hedging In order to address a mismatch of assets and liabilities, the hedging section of the investment policy is followed, as approved by the Board. Specifically, the interest rate risk management program is formulated with the intent to offset the potential adverse effects resulting from rate adjustment limitations on mortgage assets and the differences between interest rate adjustment indices and interest rate adjustment periods of adjustable-rate mortgage loans and related borrowings.

We use interest rate cap and swap contracts to mitigate the risk of the cost of variable rate liabilities increasing at a faster rate than the earnings on assets during a period of rising rates. In this way, management intends generally to hedge as much of the interest rate risk as determined to be in our best interest, given the cost of hedging transactions and the need to maintain REIT status.

We seek to build a balance sheet and undertake an interest rate risk management program that is likely, in management's view, to enable us to maintain an equity liquidation value sufficient to maintain operations given a variety of potentially adverse circumstances. Accordingly, the hedging program addresses both income preservation, as discussed in the first part of this section, and capital preservation concerns.

Interest rate cap agreements are legal contracts between us and a third party firm or "counterparty." The counterparty agrees to make payments to us in the future should the one- or three-month LIBOR interest rate rise above the strike rate specified in the contract. We make either quarterly premium payments or have chosen to pay the premiums at the beginning to the counterparties under contract. Each contract has either a fixed or amortizing notional face amount on which the interest is computed, and a set term to maturity. When the referenced LIBOR interest rate rises above the contractual strike rate, we earn cap income. Payments on an annualized basis equal the contractual notional face amount times the difference between actual LIBOR and the strike rate. Interest rate swaps have similar characteristics. However, interest rate swap agreements allow us to pay a fixed rate of interest while receiving a rate that adjusts with one-month LIBOR.

The following table summarizes the key contractual terms associated with our interest rate risk management contracts. Substantially all of the pay-fixed swaps and interest rate caps are indexed to one-month and three-month LIBOR.

We have determined the following estimated net fair value amounts by using available market information and appropriate valuation methodologies as of December 31, 2003.

Table 16 — Interest Rate Risk Management Contracts

(dollars in thousands)

			Maturity Range		
	Net Fair Value	**Total Notional Amount**	**2004**	**2005**	**2006**
Pay-fixed swaps:	$(8,648)				
Contractual maturity		$1,530,000	$265,000	$800,000	$465,000
Weighted average pay rate		2.9%	4.9%	2.3%	2.8%
Weighted average receive rate		1.1%	(A)	(A)	(A)
Interest rate caps:	$6,679				
Contractual maturity		$805,144	$155,144	$450,000	$200,000
Weighted average strike rate		1.7%	1.8%	1.6%	2.0%

(A) The pay-fixed swaps receive rate is indexed to one-month and three-month LIBOR.

Consolidated Balance Sheets

(dollars in thousands, except share amounts)

	December 31,	
	2003	2002
Assets		
Cash and cash equivalents	$ 118,180	$ 79,742
Mortgage loans – held-for-sale	697,992	983,633
Mortgage loans – held-in-portfolio	94,717	149,876
Mortgage securities – available-for-sale	382,287	178,879
Servicing related advances	19,281	11,875
Mortgage servicing rights	19,685	7,906
Accrued interest receivable	3,739	7,673
Assets acquired through foreclosure	3,192	5,935
Other assets	60,884	26,978
Total assets	$1,399,957	$1,452,497
Liabilities and Stockholders' Equity		
Liabilities:		
Short-term borrowings secured by mortgage loans	$ 639,852	$ 927,472
Short-term borrowings secured by mortgage securities	232,684	98,064
Asset-backed bonds secured by mortgage loans	89,384	143,459
Asset-backed bonds secured by mortgage securities	43,596	56,233
Accounts payable and other liabilities	63,658	27,244
Dividends payable	30,559	16,768
Total liabilities	1,099,733	1,269,240
Commitments and contingencies		
Stockholders' equity:		
Capital stock, $0.01 par value, 50,000,000 shares authorized:		
Common stock, 24,447,315 and 20,959,820 shares issued and outstanding, respectively	245	210
Additional paid-in capital	231,294	133,253
Accumulated deficit	(15,522)	(12,026)
Accumulated other comprehensive income	85,183	62,935
Other	(976)	(1,115)
Total stockholders' equity	300,224	183,257
Total liabilities and stockholders' equity	$1,399,957	$1,452,497

See notes to consolidated financial statements.

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2003	2002	2001
Interest income:			
Mortgage securities	$ 98,804	$56,481	$11,706
Mortgage loans held-for-sale	60,878	33,736	19,507
Mortgage loans held-in-portfolio	10,738	16,926	26,691
Total interest income	170,420	107,143	57,904
Interest expense:			
Short-term borrowings secured by mortgage loans	20,060	10,406	8,546
Short-term borrowings secured by mortgage securities	3,450	2,107	1,911
Asset-backed bonds secured by mortgage loans	2,269	4,195	14,874
Asset-backed bonds secured by mortgage securities	5,226	727	—
Net settlements of derivative instruments used in cash flow hedges	9,359	10,293	2,035
Total interest expense	40,364	27,728	27,366
Net interest income before credit recoveries (losses)	130,056	79,415	30,538
Credit recoveries (losses)	389	432	(3,608)
Net interest income	130,445	79,847	26,930
Gains on sales of mortgage assets	144,005	53,305	37,347
Losses on derivative instruments	(30,837)	(36,841)	(3,953)
Fee income	68,341	35,983	20,994
Premiums for mortgage loan insurance	(3,102)	(2,326)	(2,655)
Other income, net	412	1,356	1,856
General and administrative expenses:			
Compensation and benefits	89,954	49,060	26,934
Loan expense	26,174	8,002	1,865
Travel and public relations	23,339	11,400	7,008
Office administration	22,945	10,092	6,394
Professional and outside services	7,482	3,402	1,989
Other	4,514	2,638	2,315
Total general and administrative expenses	174,408	84,594	46,505
Income before income tax expense (benefit) and cumulative effect of a change in accounting principle	134,856	46,730	34,014
Income tax expense (benefit)	22,860	(2,031)	—
Income before cumulative effect of a change in accounting principle	111,996	48,761	34,014
Cumulative effect of a change in accounting principle	—	—	(1,706)
Net income	111,996	48,761	32,308
Dividends on preferred shares	—	—	(5,025)
Net income available to common shareholders	$111,996	$48,761	$27,283
Basic earnings per share – before cumulative effect of a change in accounting principle	$ 5.04	$ 2.35	$ 1.69
Basic loss per share due to cumulative effect of a change in accounting principle	—	—	(0.08)
Basic earnings per share	$ 5.04	$ 2.35	$ 1.61
Diluted earnings per share – before cumulative effect of a change in accounting principle	$ 4.91	$ 2.25	$ 1.59
Diluted loss per share due to cumulative effect of a change in accounting principle	—	—	(0.08)
Diluted earnings per share	$ 4.91	$ 2.25	$ 1.51
Weighted average basic shares outstanding	22,220	20,758	20,050
Weighted average diluted shares outstanding	22,821	21,660	21,382
Dividends declared per common share	$ 5.04	$ 2.15	$ 0.48

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(dollars in thousands, except per share amounts)

	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Other	Total Stockholders' Equity
Balance, January 1, 2001	$43	$122	$141,936	$(37,976)	$10,168	$(6,374)	$107,919
Common stock repurchased, 230,294 shares	—	(2)	(652)	—	—	—	(654)
Return of common stock underlying founders' notes receivable, 578,664 shares	—	(6)	(4,334)	—	—	4,340	—
Forgiveness of founders' notes receivable	—	—	—	—	—	139	139
Payment of founders' notes receivable	—	—	—	—	—	641	641
Exercise of stock options, 228,278 shares	—	2	852	—	—	—	854
Dividends on common stock ($0.48 per share)	—	—	—	(5,194)	—	—	(5,194)
Dividends on preferred stock ($1.08 per share)	—	—	—	(5,025)	—	—	(5,025)
Comprehensive income:							
Net income				32,308	—		32,308
Other comprehensive income				—	(991)		(991)
Total comprehensive income							31,317
Balance, December 31, 2001	43	116	137,802	(15,887)	9,177	(1,254)	129,997
Conversion of preferred stock to common, 8,571,428 shares	(43)	86	(43)	—	—	—	—
Acquisition of warrants, 812,731	—	—	(9,499)	—	—	—	(9,499)
Conversion of 350,000 warrants for 421,406 shares of common stock	—	4	(4)	—	—	—	—
Forgiveness of founders' notes receivable	—	—	—	—	—	139	139
Exercise of stock options, 358,476 shares	—	4	1,782	—	—	—	1,786
Compensation recognized under stock option plan	—	—	3,215	—	—	—	3,215
Dividends on common stock ($2.15 per share)	—	—	—	(44,900)	—	—	(44,900)
Increase in common stock held in rabbi trusts	—	—	—	—	—	(911)	(911)
Increase in deferred compensation obligation	—	—	—	—	—	911	911
Comprehensive income:							
Net income				48,761	—		48,761
Other comprehensive income				—	53,758		53,758
Total comprehensive income							102,519
Balance, December 31, 2002	—	210	133,253	(12,026)	62,935	(1,115)	183,257
Forgiveness of founders' notes receivable	—	—	—	—	—	139	139
Issuance of common stock, 3,188,620 shares	—	32	93,889	—	—	—	93,921
Exercise of stock options, 298,875 shares	—	3	1,644	—	—	—	1,647
Compensation recognized under stock option plan	—	—	1,310	—	—	—	1,310
Dividend equivalent rights (DERs) on vested options	—	—	1,198	(1,198)	—	—	—
Dividends on common stock ($5.04 per share)	—	—	—	(114,294)	—	—	(114,294)
Increase in common stock held in rabbi trusts	—	—	—	—	—	(3,145)	(3,145)
Increase in deferred compensation obligation	—	—	—	—	—	3,145	3,145
Comprehensive income:							
Net income				111,996	—		111,996
Other comprehensive income				—	22,248		22,248
Total comprehensive income							134,244
Balance, December 31, 2003	$—	$245	$231,294	$(15,522)	$85,183	$ (976)	$300,224

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$111,996	$48,761	$32,308
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle	—	—	1,706
Amortization of premiums on mortgage assets	1,120	1,930	3,208
Amortization of mortgage servicing rights	8,995	4,609	2,131
Accretion of available-for-sale securities	(98,804)	(56,481)	(11,706)
Amortization of deferred debt issuance costs	1,100	172	1,022
Forgiveness of founders' promissory notes	139	139	139
Credit (recoveries) losses	(389)	(432)	3,608
Provision for deferred income taxes	(5,848)	(4,652)	—
Proceeds from sale of mortgage loans held-for-sale in securitizations	5,207,233	1,532,483	1,191,977
Proceeds from sale of mortgage loans held-for-sale to third parties	966,537	391,506	110,879
Originations of mortgage loans held-for-sale	(6,066,002)	(2,811,315)	(1,403,289)
Repayments of mortgage loans held-for-sale	18,474	10,943	1,731
Gains on sales of mortgage assets	(144,005)	(53,305)	(37,347)
Losses on derivative instruments	30,837	36,841	3,953
Compensation recognized under stock option plan	1,310	3,215	—
Depreciation expense	3,872	1,203	940
Changes in:			
Other assets	(61,618)	(56,085)	(26,532)
Other liabilities	33,394	(3,114)	1,325
Net cash provided by (used in) operating activities	8,341	(953,582)	(123,947)
Cash flows from investing activities:			
Mortgage loan repayments – held-in-portfolio	49,101	65,505	125,198
Proceeds from paydowns on available-for-sale securities	200,024	100,071	40,190
Proceeds from sales of available-for-sale securities	—	—	28,626
Proceeds from sales of assets acquired through foreclosure	6,719	14,876	20,466
Net assets acquired in acquisition of common stock of NFI Holding Corporation	—	—	872
Payment on founders' promissory notes	—	—	641
Net cash provided by investing activities	255,844	180,452	215,993
Cash flows from financing activities:			
Payments on asset-backed bonds	(120,083)	(86,434)	(139,411)
Proceeds from asset-backed bonds	52,271	66,906	—
Change in short-term borrowings	(153,000)	882,186	81,450
Proceeds from issuance of capital stock and exercise of equity instruments, net of offering costs	94,321	1,786	854
Repurchase of warrants	—	(9,499)	—
Dividends paid on preferred stock	—	(2,014)	(3,150)
Dividends paid on common stock	(99,256)	(30,876)	(2,836)
Common stock repurchases	—	—	(654)
Net cash provided by (used in) financing activities	(225,747)	822,055	(63,747)
Net increase in cash and cash equivalents	38,438	48,925	28,299
Cash and cash equivalents, beginning of year	79,742	30,817	2,518
Cash and cash equivalents, end of year	$118,180	$79,742	$30,817

See notes to consolidated financial statements.

Note 1. Summary of Significant Accounting and Reporting Policies

Financial Statement Presentation The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. The Company uses estimates and employs the judgments of management in determining the amount of its allowance for credit losses, amortizing premiums or accreting discounts on its mortgage assets, amortizing mortgage servicing rights and establishing the fair value of its mortgage securities, derivative instruments, mortgage servicing rights and estimating appropriate accrual rates on mortgage securities. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates. For example, it is possible that credit losses or prepayments could rise to levels that would adversely affect profitability if those levels were sustained for more than brief periods.

The consolidated financial statements of the Company include the accounts of all wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated during consolidation.

Unconsolidated Affiliates The Company is party to limited liability company agreements ("LLCs"), formed to facilitate the operation of retail mortgage broker businesses as branch affiliates. The LLC agreements provide for initial capitalization and membership interests of 99.9% to a branch manager and 0.1% to the Company. The LLCs broker loans to mortgage investors, including a subsidiary of the Company. The Company provides accounting, payroll, human resources, loan investor management and license management in conjunction with separate contractual agreements. The Company accounts for its interest in the LLC agreements using the equity method of accounting.

Cash and Cash Equivalents The Company considers investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Mortgage Loans *Mortgage loans include loans originated by the Company and acquired in bulk pools from other originators and securities* dealers. Mortgage loans are recorded net of deferred loan origination fees and associated direct costs and are stated at amortized cost. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held-in-portfolio are deferred and recognized over the estimated life of the loan as an adjustment to yield using the level yield method. Mortgage loan origination fees and direct mortgage loan origination costs on mortgage loans held-for-sale are deferred until the related loans are sold. Mortgage loans held-for-sale are carried at the lower of cost or market determined on an aggregate basis.

Interest is recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. For all mortgage loans held-for-sale and only mortgage loans held-in-portfolio which do not carry mortgage insurance, the accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case beyond when a loan becomes ninety days delinquent. For mortgage loans held-in-portfolio, which do carry mortgage insurance, the accrual of interest is only discontinued when in management's opinion, the interest is not collectible in the ordinary course of business. Interest collected on non-accrual loans is recognized as income upon receipt.

The mortgage loan portfolio is collectively evaluated for impairment as the loans are smaller-balance and are homogeneous in nature. The Company maintains an allowance for credit losses inherent in the portfolio at the balance sheet date. The allowance is based upon the assessment by management of various factors affecting its mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value, delinquency status, historical credit losses, Company purchased mortgage insurance and other factors deemed to warrant consideration.

Mortgage Securities Mortgage securities represent beneficial interests the Company retains in securitization and resecuritization transactions and include interest-only mortgage securities, prepayment penalty bonds, over-collateralization bonds and other subordinated securities. Interest-only mortgage securities represent the contractual right to receive excess interest cash flows from a pool of securitized mortgage loans. Interest payments received by the independent trust are first applied to the principal and interest bonds (held by outside investors), servicing fees and administrative fees. The excess, if any, is remitted to the Company related to its ownership of the interest-only mortgage security. Prepayment penalty bonds give the holder the contractual right to receive prepayment penalties collected by the independent trust on the underlying mortgage loans. Overcollateralization bonds represent the contractual right to excess principal payments resulting from over collateralization of the obligations of the trust. Subordinated securities retained in resecuritizations represent the contractual right to receive the remaining cash flows from the trust after the obligations to the outside bond holders have been satisfied. When those obligations have been satisfied, the trust returns the transferred securities to the subordinated interest holders.

Mortgage securities are classified as available for sale and, accordingly, are reported at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income.

As previously described, mortgage securities represent the retained interests in certain components of the cash flows of the underlying mortgage loans or mortgage securities transferred to securitization trusts. As payments are received the payments are applied to the cost basis of the mortgage related security. Each period, the accretable yield for each mortgage security is evaluated and, to the extent there has been a change in the estimated cash flows, it is adjusted and applied prospectively. The estimated cash flows change as management's assumptions for credit losses, borrower prepayments and interest rates are updated. The assumptions are established using sophisticated models the Company has developed. The accretable yield is recorded as interest income with a corresponding increase to the cost basis of the mortgage security.

At each reporting period subsequent to the initial valuation of the retained securities, the fair value of mortgage securities is estimated based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, the market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows. To the extent that the cost basis of mortgage securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss.

Servicing Related Advances The Company advances funds on behalf of borrowers for taxes, insurance and other customer service functions. These advances are routinely assessed for collectibility and any uncollectible advances are appropriately charged to earnings.

Mortgage Servicing Rights Originated mortgage servicing rights are recorded at allocated cost based upon the relative fair values of the transferred loans and the servicing rights. Mortgage servicing rights are amortized in proportion to the projected net servicing revenue over the expected life of the related mortgage loans. Periodically, the Company evaluates the carrying value of originated mortgage servicing rights based on their estimated fair value. If the estimated fair value, using a discounted cash flow methodology, is less than the carrying amount of the mortgage servicing rights, the mortgage servicing rights are written down to the amount of the estimated fair value. For purposes of evaluating and measuring impairment of mortgage servicing rights the Company stratifies the mortgage servicing rights based on their predominant risk characteristics. The significant risk characteristic considered by the Company is period of origination. The mortgage loans underlying the mortgage servicing rights are pools of homogenous, non-conforming residential loans.

Assets Acquired Through Foreclosure Real estate owned, which consists of residential real estate acquired in satisfaction of loans, is xcarried at the lower of cost or estimated fair value less estimated selling costs. Adjustments to the loan carrying value required at time of foreclosure are charged against the allowance for credit losses. Costs related to the development of real estate are capitalized and those related to holding the property are expensed. Losses or gains from the ultimate disposition of real estate owned are charged or credited to operating income.

Property and Equipment Leasehold improvements, furniture and fixtures and office and computer equipment are stated at cost less accumulated depreciation. Net property and equipment is included in orther assets. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of the assets are as follows:

Leasehold improvements	5 years
Furniture and fixtures	5 years
Office and computer equipment	3 years

Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Premiums for Mortgage Loan Insurance The Company uses lender paid mortgage insurance to mitigate the risk of loss on loans that are originated. For those loans held-in-portfolio the premiums for mortgage insurance are expensed by the Company as the cost of the premiums are incurred. For those loans sold in securitization transactions accounted for as a sale, the independent trust assumes the obligation to pay the premiums and obtains the right to receive insurance proceeds.

Transfers of Assets A transfer of mortgage loans or mortgage securities in which the Company surrenders control over the financial assets is accounted for as a sale. When the Company retains control over transferred mortgage loans or mortgage securities, the transaction is accounted for as a secured borrowing. When the Company sells mortgage loans or mortgage securities in securitization and resecuritization transactions, it may retain one or more bond classes and servicing rights in the securitization. Gains and losses on the assets transferred are recognized based on the carrying amount of the financial assets involved in the transfer, allocated between the assets transferred and the retained interests based on their relative fair value at the date of transfer.

Management believes the best estimate of the initial value of the securities it retains in a whole loan securitization is derived from the market value of the pooled loans. The initial value of the loans is estimated based on the expected open market sales price of a similar pool. The Company regularly accepts bids on its whole loans in order to test the market price. In open market transactions, the purchaser has the right to reject loans at its discretion. In a loan securitization, loans cannot generally be rejected. As a result, management adjusts the market price for loans to compensate for the estimated value of rejected loans. The market price of the securities retained is derived by deducting the percent of net proceeds received in the securitization (i.e. the economic value of the loans transferred) from the estimated adjusted market price for the entire pool of the loans.

An implied yield (discount rate) is calculated based on the initial value derived above and using projected cash flows generated using assumptions for prepayments, expected credit losses and interest rates. We ensure the resulting implied yield is commensurate with current market conditions. Additionally, this yield serves as the initial accretable yield used to recognize income on the securities.

The Company estimates fair value for the securities it retains in a resecuritization transaction based on the present value of future expected cash flows estimated using management's best estimate of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

The following is a description of the methods used by the Company to transfer assets, including the related accounting treatment under each method:

- *Whole Loan Sales* Whole loan sales represent loans sold with servicing released. Gains and losses on whole loan sales are recognized in the period the sale occurs and the Company has determined that the criteria for sales treatment has been achieved as it has surrendered control over the assets transferred. The Company generally has an obligation to repurchase whole loans sold in circumstances in which the borrower fails to make the first payment. Additionally, the Company is also required to repay all or a portion of the premium it receives on the sale of whole loans in the event that the loan prepays in its entirety in the first year. The Company records the fair value of recourse obligations upon the sale of the mortgage loans. See Note 15.
- *Loans and Securities Sold Under Agreements to Repurchase (Repurchase Agreements)* Repurchase agreements represent legal sales of loans or mortgage securities and an agreement to repurchase the loans or mortgage securities at a later date. Repurchase agreements are accounted for as secured borrowings because the Company has not surrendered control of the transferred assets as it is both entitled and obligated to repurchase the transferred assets prior to their maturity.
- *Securitization Transactions* The Company regularly securitizes mortgage loans by transferring mortgage loans to independent trusts which issue securities to investors. The securities are collateralized by the mortgage loans transferred into the independent trusts. The Company generally retains interests in some of the securities issued by the trust. Certain of the securitization agreements require the Company to repurchase loans that are found to have legal deficiencies, subsequent to the date of transfer. The Company is also required to buy back any loan for which the borrower converts from an adjustable rate to a fixed rate. The fair values of these recourse obligations are recorded

upon the transfers of the mortgage loans and on an ongoing basis. The Company also has the right, but not the obligation, to acquire loans when they are 90 to 119 days delinquent and at the time a property is liquidated. As discussed above, the accounting treatment for transfers of assets upon securitization depends on whether or not the Company has retained control over the transferred assets. The Company records an asset and a liability on the balance sheet for the aggregate fair value of loans that it has a right to call as of the balance sheet date.

- *Resecuritization Transactions* The Company also engages in resecuritization transactions. A resecuritization is the transfer or sale of mortgage securities that the Company has retained in previous securitization transactions to an independent trust. Similar to a securitization, the trust issues securities that are collateralized by the mortgage securities transferred to the trust. Resecuritization transactions are accounted for as either a sale or a secured borrowing based on whether or not the Company has retained or surrendered control over the transferred assets. In the resecuritization transaction, the Company may retain an interest in a security that represents the right to receive the cash flows on the underlying mortgage security collateral after the senior bonds, issued to third parties, have been repaid in full.

Fee Income The Company receives fee income from several sources. The following describes significant fee income sources and the related accounting treatment:

- *Broker Fees* Broker fees are paid by other lenders for placing loans with third party investors (lenders) and are based on negotiated rates with each lender to whom the Company brokers loans. Revenue is recognized upon loan origination and delivery.

- *Loan Origination Fees* Loan origination fees represent fees paid to the Company by borrowers and are associated with the origination of mortgage loans. Loan origination fees are determined based on the type and amount of loans originated. Loan origination fees and direct origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan using the level yield method. Loan origination fees and direct origination costs on mortgage loans held-for-sale are deferred and considered as part of the carrying value of the loan when sold.

- *Service Fee Income* Service fees are paid to the Company by either the investor on mortgage loans serviced or the borrower. Fees paid by investors on loans serviced are determined as a percentage of the principal collected for the loans serviced and are recognized in the period in which payments on the loans are received. Fees paid by borrowers on loans serviced are considered ancillary fees related to loan servicing and include late fees, processing fees and, for loans held-in-portfolio, prepayment penalties. Revenue is recognized on fees received from borrowers when an event occurs that generates the fee and they are considered to be collectible.

- *Affiliated Branch Management Fees* These fees are charged to affiliated mortgage brokers to manage their administrative operations, which include providing accounting, payroll, human resources, loan investor management and license management. The amount of the fees is agreed upon when entering a contractual agreement with affiliated mortgage brokers and is recognized as services are rendered.

Stock-Based Compensation Prior to 2003, the Company accounted for its stock-based compensation plan using the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. The Company accounted for stock options based on the specific terms of the options granted. Options with variable terms, including those options for which the strike price has been adjusted and options issued by the Company with attached dividend equivalent rights, resulted in adjustments to compensation expense to the extent the market price of the common stock changed. No expense was recognized for options with fixed terms.

During the fourth quarter of 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. The Company selected the modified prospective method of adoption described in SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Under this method, the change is retroactive to January 1, 2003 and compensation cost recognized in 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated. SFAS No. 123 states that the adoption of the fair value based method is a change to a preferable method of accounting. Management believes that use of the fair value based method to record stock-based compensation expense is consistent with the accounting for all other forms of compensation.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

	For the Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$111,996	$48,761	$32,308
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,310	2,473	704
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,310)	(600)	(318)
Pro forma net income	$111,996	$50,634	$32,694
Earnings per share:			
Basic – as reported	$ 5.04	$ 2.35	$ 1.61
Basic – pro forma	$ 5.04	$ 2.44	$ 1.63
Diluted – as reported	$ 4.91	$ 2.25	$ 1.51
Diluted – pro forma	$ 4.91	$ 2.34	$ 1.53

The following table summarizes the weighted average fair value of the granted options, determined using the Black-Scholes option pricing model and the assumptions used in their determination.

	2003	2002	2001
Weighted average:			
Fair value, at date of grant	$22.48	$10.29	$5.88
Expected life in years	7	7	7
Annual risk-free interest rate	3.3%	4.1%	5.0%
Volatility	2.0	2.1	2.3
Dividend yield	0.0%	2.2%	1.8%

Income Taxes The Company is taxed as a Real Estate Investment Trust (REIT) under Section 856(c) of the Code. As a REIT, the Company generally is not subject to federal income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other tests relating to assets and income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, even though the Company qualifies as a REIT, federal income and excise taxes may be due on its undistributed taxable income. Because the Company has paid or will pay dividends in amounts approximating its taxable income, no provision for income taxes has been provided in the accompanying financial statements related to the REIT. However, NFI Holding Corporation, a wholly-owned subsidiary, has not elected REIT-status and files a consolidated federal income tax return with its subsidiaries.

The Company has elected to treat NFI Holding Corporation and its subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may hold assets that the Company cannot hold directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal income tax and will be taxed as a regular C corporation. However, special rules do apply to certain activities between a REIT and a TRS. For example, a TRS will be subject to earnings stripping limitations on the deductibility of interest paid to its REIT. In addition, a REIT will be subject to a 100% excise tax on certain excess amounts to ensure that (i) tenants who pay a TRS for services are charged an arm's-length amount by the TRS, (ii) fees paid to a REIT by its TRS are reflected at fair market value and (iii) interest paid by a TRS to its REIT is commercially reasonable. Securities of a TRS will constitute non-real estate assets for purposes of determining whether at least 75% of a REIT's assets consist of real estate. Under current law, no more than 20% of a REIT's total assets can consist of securities of one or more taxable REIT subsidiaries. As of December 31, 2003, the amount of the Company's assets attributable to its taxable REIT subsidiaries was less than 20%.

With respect to the Company's taxable REIT subsidiaries, the Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The Company believes the deferred tax asset recorded is recoverable and, therefore, no valuation allowance has been recorded. The deferred tax asset is included in other assets on the consolidated balance sheet.

Earnings Per Share (EPS) Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is calculated assuming all options and warrants on the Company's common stock have been exercised and the convertible preferred stock is converted, unless the exercise would be antidilutive.

Derivative Instruments and Hedging Activities Derivative instruments are recorded at their fair value with hedge ineffectiveness recognized in earnings. The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities (as amended)*, on January 1, 2001 and recorded a charge to earnings of $1.7 million and an increase in accumulated other comprehensive income of $34,000. The transition adjustments resulted from adjusting the carrying value of certain interest rate cap agreements to their fair value.

The Company uses derivative instruments with the objective of hedging interest rate risk. Interest rates on liabilities of the Company adjust frequently, while interest rates on the Company's assets adjust annually, or not at all. The fair value of the Company's derivative instruments along with any margin accounts associated with the contracts are included in other assets. Any changes in fair value of derivative instruments related to hedge effectiveness are reported in accumulated other comprehensive income. Changes in fair value of derivative instruments related to hedge ineffectiveness and non-hedge activity are recorded as adjustments to earnings. For those derivative instruments that do not qualify for hedge accounting, changes in the fair value of the instruments are recorded as adjustments to earnings.

Commitments to Originate, Purchase and Sell Mortgage Loans As nonconforming mortgage loans are not readily convertible to cash and cannot readily be settled net, commitments to originate and purchase such loans do not meet the definition of a derivative under accounting principles generally accepted in the United States of America. Accordingly, they are not recorded in the consolidated financial statements. Commitments to originate and sell conforming mortgage loans meet the definition of a derivative and are recorded at fair value in the consolidated financial statements.

New Accounting Pronouncements In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 were effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions were effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As discussed previously in Note 1, the Company applied the transition provisions of SFAS No. 148 in the implementation of SFAS No. 123 during 2003.

In May 2003, the FASB issued SFAS No. 149, *Amendments of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 133 Implementation Issues that are effective for fiscal quarters beginning prior to June 15, 2003 will continue to be effective based on their respective effective dates, and the paragraphs relating to forward purchases or sales of "when issued" or other securities that do not yet exist would be applicable to both existing transactions as well as new transactions entered into after June 30, 2003. The Company's adoption of SFAS No. 149 did not have a significant impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments that are within its scope as a liability (or an asset in some circumstances). This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Company's second quarter consolidated financial statements. The Company's adoption of SFAS No. 150 did not have a significant impact on its consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which expands on the accounting guidance of Statements No. 5, 57 and 107 and incorporates without change the provisions of FIN No. 34, which is being superseded. FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company's adoption of FIN No. 45 did not have a significant impact on its consolidated financial statements. Significant guarantees that have been entered into by the Company are discussed in Note 15.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, which was replaced by FIN No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities* (FIN No. 46(R)). FIN No. 46 requires consolidation by business enterprises of variable interest entities that meet certain requirements. FIN No. 46(R) changes the effective date of FIN No. 46 for certain entities. Public companies shall apply either FIN No. 46 or FIN No. 46(R) to their interests in special purpose entities (SPEs) as of the first interim or annual period ending after December 15, 2003. The decision to apply FIN No. 46 or FIN No. 46(R) may be made on an SPE by SPE basis. The Company's adoption of FIN No. 46 and FIN No. 46(R) did not have a significant impact on its consolidated financial statements.

Reclassifications Reclassifications to prior year amounts have been made to conform to current year presentation.

Note 2. Mortgage Loans

Mortgage loans, all of which are secured by residential properties, consisted of the following as of December 31, (in thousands):

	2003	2002
Mortgage loans – held-in-portfolio:		
Outstanding principal	$ 94,162	$149,918
Net unamortized premium	1,874	2,994
Amortized cost	96,036	152,912
Allowance for credit losses	(1,319)	(3,036)
Mortgage loans – held-in-portfolio	$ 94,717	$149,876
Mortgage loans – held-for-sale:		
Outstanding principal	$687,880	$972,360
Net premium	10,112	11,273
Mortgage loans – held-for-sale	$697,992	$983,633

Activity in the allowance for credit losses is as follows for the three years ended December 31, (in thousands):

	2003	2002	2001
Balance, January 1	$3,036	$5,557	$7,690
Credit (recoveries) losses	(389)	(432)	3,608
Amounts charged off, net of recoveries	(1,328)	(2,089)	(5,741)
Balance, December 31	$1,319	$3,036	$5,557

All mortgage loans serve as collateral for borrowing arrangements discussed in Note 6. The weighted-average interest rate on mortgage loans as of December 31, 2003 and 2002 was 7.94% and 8.29%, respectively.

Collateral for 22% and 17% of the mortgage loans outstanding as of December 31, 2003 was located in California and Florida, respectively. The Company has no other significant concentration of credit risk.

Details of loan securitization transactions on the date of the securitization are as follows (in thousands):

		Allocated Value of Retained Interests			
	Net Bond Proceeds	Mortgage Servicing Rights	Subordinated Bond Classes	Principal Balance of Loans Sold	Gain Recognized
Year ended December 31, 2003:					
NMFT Series 2003-4	$1,476,818	$ 3,986	$ 47,499	$1,019,922 (A)	$ 22,035
NMFT Series 2003-3	1,472,920	5,829	84,268	1,499,374	34,544
NMFT Series 2003-2	1,476,358	5,843	78,686	1,499,998	50,109
NMFT Series 2003-1	1,253,820	5,116	82,222	1,300,141	29,614
	$5,679,916	$20,774	$292,675	$5,319,435	$136,302
Year ended December 31, 2002:					
NMFT Series 2002-3	$ 734,584	$ 2,939	$ 39,099	$ 750,003	$ 29,353
NMFT Series 2002-2	300,304	1,173	22,021	310,000	10,459
NMFT Series 2002-1	485,824	1,958	29,665	499,998	8,082
	$1,520,712	$ 6,070	$ 90,785	$1,560,001	$ 47,894
Year ended December 31, 2001:					
NMFT Series 2001-2	$ 785,509	$ 3,817	$ 36,942	$ 800,033	$ 12,745
NMFT Series 2001-1	407,372	1,837	22,628	415,067	8,985
	$1,192,881	$ 5,654	$ 59,570	$1,215,100	$ 21,730

(A) On January 14, 2004, the remaining $479.8 million in loans collateralizing NMFT Series 2003-4 were delivered and a gain of $9.0 million was recognized.

In the securitizations, the Company retains interest-only and other subordinated interests in the underlying cash flows and servicing responsibilities. The Company receives annual servicing fees approximating 0.50% of the outstanding balance and rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The investors and securitization trusts have no recourse to the Company's assets for failure of borrowers to pay when due. The value of the Company's interests is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

Servicing fees received from the securitization trusts were $21.1 million, $10.0 million and $4.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. No purchases of delinquent or foreclosed loans were made on securitizations in which the Company did not maintain control over the mortgage loans transferred during the three years ended December 31, 2003.

Fair value of the subordinated bond classes at the date of securitization is measured by estimating the open market sales price of a similar loan pool. An implied yield (discount rate) is calculated based on the value derived and using projected cash flows generated using key economic assumptions. Key economic assumptions used to project cash flows at the time of loan securitization during the three years ended December 31, 2003 were as follows:

	Mortgage Loan Collateral for NovaStar Mortgage Funding Trust Series								
	2003-4	**2003-3**	**2003-2**	**2003-1**	**2002-3**	**2002-2**	**2002-1**	**2001-2**	**2001-1**
Constant prepayment rate (B)	30%	22%	25%	28%	30%	27%	32%	28%	28%
Average life (in years)	3.06	3.98	3.54	3.35	3.09	3.13	2.60	2.61	2.54
Expected total credit losses,									
net of mortgage insurance (A) (B)	5.1%	3.6%	2.7%	3.3%	1.0%	1.6%	1.7%	1.2%	1.2%
Discount rate (B)	20%	20%	28%	20%	20%	25%	20%	25%	20%

(A) Represents expected credit losses for the life of the securitization up to the expected date in which the related asset-backed bonds can be called.

(B) The current discount rate and assumptions and those at trust securitization, which were previously disclosesd, have been adjusted to reflect management's revised estimates for volatility and risk associated with the underlying mortgage loan collateral. These revisions do not impact previously recorded amounts.

Note 3. Mortgage Securities – Available-for-Sale

Available-for-sale mortgage securities consisted of the Company's investment in the interest-only, prepayment penalty and other subordinated securities that the trust issued. The primary bonds were sold to parties independent of the Company. Management estimates their fair value by discounting the expected future cash flow of the collateral and bonds. The average yield on mortgage securities is the interest income for the year as a percentage of the average fair market value on mortgage securities. The cost basis, unrealized gains and losses and estimated fair value and average yield of mortgage securities as of December 31, 2003 and 2002 were as follows (dollars in thousands):

		Gross Unrealized		Estimated	Average
	Cost Basis	**Gains**	**Losses**	**Fair Value**	**Yield**
As of December 31, 2003	$294,562	$87,826	$ 101	$382,287	34.3%
As of December 31, 2002	102,665	77,755	1,541	178,879	42.7

Maturities of mortgage securities owned by the Company depend on repayment characteristics and experience of the underlying financial instruments. The Company expects the securities it owns as of December 31, 2003 to mature in one to five years.

All mortgage securities owned by the Company are pledged for borrowings as discussed in Note 6.

On July 2, 2003, the Company securitized the interest-only, prepayment penalty and subordinated securities of NMFT 2003-2 and issued NovaStar NIMS Certificate Series 2003-N1 in the amount of $54,000,000. The resecuritization was accounted for as a secured borrowing. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, control over the transferred assets was not surrendered and thus the transaction was recorded as financing for the mortgage securities.

On November 5, 2002, the Company securitized the interest-only and prepayment penalty securities of NMFT 2001-1 and NMFT 2001-2 and issued NovaStar CAPS Certificate Series 2002-C1 in the amount of $68,000,000. The resecuritization was accounted for as a secured borrowing. In accordance with SFAS No. 140, control over the transferred assets was not surrendered and thus the transaction was recorded as financing for the mortgage securities.

On September 26, 2001, the Company securitized interest-only and prepayment penalty securities and issued NovaStar CAPS Certificates Series 2001-C1 in the amount of $29,250,000. A gain of $14.9 million was recognized on this transaction. A subordinated security, valued by the Company at $8.2 million, was retained entitling the Company to receive cash flows of the collateral once the primary bonds are paid. On October 25, 2002, the primary bonds were paid off and the interest-only and prepayment penalty securities were transferred back to the Company by the trust.

As of December 31, 2003, key economic assumptions and the sensitivity of the current fair value of retained interests owned by the Company to immediate adverse changes in those assumptions are as follows, on average for the portfolio (dollars in thousands):

Carrying amount/fair value of retained interests	$382,287
Average life (in years)	3.0
Prepayment speed assumption (CPR)	29
Fair value after a 10% increase	$371,496
Fair value after a 25% increase	$358,031
Expected annual credit losses (percent of current collateral balance)	3.2
Fair value after a 10% increase	$374,446
Fair value after a 25% increase	$364,128
Residual cash flows discount rate (%)	22
Fair value after a 500 basis point increase	$360,240
Fair value after a 1000 basis point increase	$341,303
Market interest rates	
Fair value after a 100 basis point increase	$351,292
Fair value after a 200 basis point increase	$313,298

These sensitivities are hypothetical and should be used with caution. As the analysis indicates, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The actual static pool credit loss as of December 31, 2003 was 0.19% and the cumulative projected static pool credit loss for the remaining life of the securities is 2.55%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The table below presents quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together with them (in thousands):

	December 31,					
	Total Principal Amount of Loans (A)		Principal Amount of Loans 30 Days or More Past Due		Net Credit Losses During the Year Ended December 31,	
	2003	2002	2003	2002	2003	2002
Loans securitized	$6,428,364	$2,586,493	$201,774	$125,700	$ 7,700	$ 4,558
Loans held-for-sale	688,506	973,224	3,125	37,466	498	484
Loans held-in-portfolio	96,729	155,683	15,313	28,743	4,402(B)	7,857(B)
Total loans managed or securitized	$7,213,599	$3,715,400	$220,212	$191,909	$12,600	$12,899

(A) Includes assets acquired through foreclosure.

(B) Excludes mortgage insurance proceeds on policies paid by the Company and includes interest accrued in excess of 120 days for which the Company had discontinued interest accrual.

Note 4. Mortgage Servicing

The Company records mortgage servicing rights arising from the transfer of loans to the securitization trusts. The following schedule summarizes the carrying value of mortgage servicing rights and the activity during 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Balance, January 1	$ 7,906	$6,445	$ —
Amount acquired in purchase of common stock of NFI Holding Corporation	—	—	2,922
Amount capitalized in connection with transfer of loans to securitization trusts	20,774	6,070	5,654
Amortization	(8,995)	(4,609)	(2,131)
Balance, December 31	$19,685	$7,906	$6,445

The estimated fair value of the servicing assets aggregated $33.4 million and $12.6 million at December 31, 2003 and December 31, 2002, respectively. The fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates. The fair value as of December 31, 2003 was determined utilizing a 15% discount rate, credit losses net of mortgage insurance (as a percent of current principal balance) of 2.8% and an annual prepayment rate of 26%. The fair value as of December 31, 2002 was determined utilizing a 15% discount rate, credit losses net of mortgage insurance (as a percent of current principal balance) of 1.8% and an annual prepayment rate of 40%.

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing income. The estimated amortization expense for 2004, 2005, 2006 and 2007 is $10.9 million, $6.7 million, $1.6 million and $0.5 million, respectively.

The Company holds, as custodian, funds collected from borrowers to ensure timely payment of hazard and primary mortgage insurance and property taxes related to the properties securing the loans. These funds are not owned by the Company and are held in trust. The Company held $20.9 million and $9.1 million in escrow for borrowers at December 31, 2003 and 2002, respectively.

Note 5. Property and Equipment, Net

Property and equipment consisted of the following at December 31, (in thousands):

	2003	2002
Office and computer equipment	$13,617	$7,691
Furniture and fixtures	7,209	2,770
Leasehold inprovements	3,048	838
	23,874	11,299
Less accumulated depreciation	9,337	5,889
Property and equipment, net	$14,537	$5,410

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $3.9 million, $1.2 million and $0.9 million, respectively.

Note 6. Borrowings

Short-term Borrowings The following tables summarize the Company's repurchase agreements and warehouse agreements as of December 31, 2003 and 2002 (dollars in thousands):

	Maximum Borrowing Capacity	Rate	Days to Reset	Balance	Average Daily Balance During the Year	Weighted Average Interest Rate During the Year	Maximum Amount Outstanding During the Year
December 31, 2003							
Short-term borrowings (indexed to one-month LIBOR):							
Repurchase agreement expiring March 31, 2004	$ 600,000	2.91%	22	$ 100,161			
Repurchase agreement expiring June 5, 2004	600,000	1.87	16	431,515			
Repurchase agreement expiring April 30, 2004	300,000	1.64	26	28,179			
Repurchase agreement expiring September 8, 2004	500,000	—	—	—			
Repurchase agreement expiring May 22, 2004	300,000	2.25	15	214,899			
Repurchase agreement expiring October 23, 2004	575,000	2.17	15	97,782			
Total short-term borrowings	$2,875,000			$ 872,536	$915,689	2.57%	$1,574,156
December 31, 2002							
Short-term borrowings (indexed to one-month LIBOR):							
Repurchase agreement expiring March 31, 2003	$ 50,000	1.88%	29	$ 40,650			
Repurchase agreement expiring September 18, 2003	50,000	1.88	24	46,500			
Repurchase agreement expiring October 28, 2003	50,000	1.88	27	10,914			
Repurchase agreement expiring March 31, 2003	200,000	2.38	13	84,320			
Repurchase agreement expiring September 18, 2003	150,000	2.38	1	107,705			
Repurchase agreement expiring October 28, 2003	300,000	2.42	10	264,658			
Repurchase agreement expiring December 6, 2003	200,000	2.51	Daily	117,312			
Warehouse agreement expiring March 3, 2003 (indexed to Federal funds rate)	125,000	2.74	Daily	123,317			
Warehouse agreement expiring September 29, 2003	250,000	2.98	Daily	230,160			
Total short-term borrowings	$1,375,000			$1,025,536	$410,951	3.04%	$1,025,536

The Company's mortgage loans and securities are pledged as collateral on borrowings. All short-term financing arrangements require the Company to maintain minimum tangible net worth, meet a minimum equity ratio test and comply with other customary debt covenants. Management believes the Company is in compliance with all debt covenants.

Repurchase agreements generally contain margin calls under which a portion of the borrowings must be repaid if the fair value of the mortgage securities or mortgage loans collateralizing the repurchase agreements falls under a predefined ratio to the borrowings outstanding.

Asset-backed Bonds (ABB) The Company issued ABB secured by its mortgage loans as a means for long-term financing. For financial reporting and tax purposes, the mortgage loans held-in-portfolio as collateral are recorded as assets of the Company and the ABB are recorded as debt. Interest and principal on each ABB is payable only from principal and interest on the underlying mortgage loans collateralizing the ABB. Interest rates reset monthly and are indexed to one-month LIBOR. The estimated weighted-average months to maturity is based on estimates and assumptions made by management. The actual maturity may differ from expectations. However, the Company retains the option to repay the ABB, and reacquire the mortgage loans, when the remaining unpaid principal balance of the underlying mortgage loans falls below 35% of their original amounts for issue 1997-1 and 25% on 1997-2, 1998-1 and 1998-2.

On July 2, 2003, the Company issued ABB in the amount of $54 million secured by the interest-only, prepayment penalty and subordinated mortgage securities of NMFT 2003-2 as a means for long-term financing. The mortgage securities are recorded as assets of the Company and the ABB are recorded as debt. The performance of the mortgage loan collateral underlying these securities, as presented in Note 2 directly affects the performance of the 2003-N1 bond. The interest rate is fixed at 7.385% and the estimated weighted average months to maturity is based on estimates and assumptions made by management. The actual maturity may differ from expectations.

On November 5, 2002, the Company issued ABB in the amount of $68 million secured by the AAA-IO and prepayment penalty mortgage securities of NMFT 2001-1 and NMFT 2001-2 as a means for long-term financing. The mortgage securities are recorded as assets of the Company and the ABB are recorded as debt. The performance of the mortgage loan collateral underlying these securities, as presented in Note 2 directly affects the performance of the 2002-C1 bond. The interest rate is fixed at 7.15% and the estimated weighted average months to maturity is based on estimates and assumptions made by management. The actual maturity may differ from expectations.

Following is a summary of outstanding ABB and related loans (dollars in thousands):

	Asset-backed Bonds		**Mortgage Loans**		
	Remaining Principal	**Interest Rate**	**Remaining Principal (A)**	**Weighted Average Coupon**	**Estimated Weighted Average Months to Call**
As of December 31, 2003:					
NovaStar Home Equity Series:					
Collateralizing Mortgage Loans:					
Issue 1997-1	$ 10,249	1.63%	$11,721	10.17%	—
Issue 1997-2	13,177	1.63	14,629	10.51	—
Issue 1998-1	24,337	1.54	27,118	9.94	—
Issue 1998-2	41,621	1.55	43,261	9.87	—
	$ 89,384				
Collateralizing Mortgage Securities:					
Issue 2002-C1	$ 7,070	7.15% (B)	(B)	(B)	(B)
Issue 2003-N1	38,100	7.39 (C)	(C)	(C)	(C)
Unamortized debt issuance costs, net	(1,574)				
	$ 43,596				
As of December 31, 2002:					
NovaStar Home Equity Series:					
Collateralizing Mortgage Loans:					
Issue 1997-1	$ 17,147	1.88%	$19,076	10.27%	—
Issue 1997-2	20,714	1.88	22,812	10.51	—
Issue 1998-1	39,692	1.82	44,363	10.02	—
Issue 1998-2	65,906	1.63	69,432	9.85	—
	$143,459				
Collateralizing Mortgage Securities:					
Issue 2002-C1	$ 57,219	7.15% (B)	(B)	(B)	(B)
Unamortized debt issuance costs, net	(986)				
	$ 56,233				

(A) Includes assets acquired through foreclosure.

(B) Collateral for the 2002-C1 asset backed bond is the AAA-IO and prepayment penalty mortgage securities of NMFT 2001-1 and NMFT 2001-2.

(C) Collateral for the 2003-N1 asset backed bond is the interest-only, prepayment penalty and subordinated mortgage securities of NMFT 2003-2.

The following table summarizes the expected repayment requirements relating to the securitization bond financing at December 31, 2003. Amounts listed as bond payments are based on anticipated receipts of principal and interest on underlying mortgage loan collateral using historical prepayment speeds (in thousands):

	Asset-backed Bonds
2004	$82,346
2005	18,584
2006	10,325
2007	6,558
2008	6,187
Thereafter	8,980

Note 7. Stockholders' Equity

The Board of Directors declared a two-for-one split of its common stock, providing shareholders of record as of November 17, 2003, with one additional share of common stock for each share owned. The additional shares resulting from the split were issued on December 1, 2003 increasing the number of common shares outstanding to 24.1 million. Prior year share amounts and earnings per share disclosures have been restated to reflect the stock split.

On May 21, 2003, the Company completed a public offering of 1,207,500 shares of its common stock at $22.13 per share. The Company raised $25.2 million in net proceeds from this offering. The Company completed another public offering of 1,403,000 shares of its common stock at $38.50 per share on November 7, 2003, resulting in $51.7 million in net proceeds.

On May 2, 2003, the Company established a direct stock purchase and dividend reinvestment plan. The Plan allows for the purchase of stock directly from the Company and/or the automatic reinvestment of all or a percentage of the dividends shareholders receive. The Plan allows for a discount from market of up to 3%. Under the Plan, the Company sold 578,120 shares of its common stock during 2003 at a weighted average discount of 1.9%. Net proceeds of $17.0 million were raised under these sales of common stock.

Terms of the Class B, convertible preferred stock issued in 1999 allowed the Company to redeem the shares for $7.00 per share beginning April 1, 2002. In February 2002, the Company notified the preferred shareholders of its intent to redeem all of the outstanding preferred shares at the earliest possible time. On February 21, 2002, the preferred shareholders exercised their options to convert to common shares.

As of December 31, 2001, the Company had 1,162,731 warrants outstanding for the purchase of Company common stock. On January 30, 2002, warrant holders surrendered 350,000 warrants with an exercise price of $6.94 in a "cashless" exchange for 421,406 shares of the Company's common stock valued at $8.72 per share. On April 5, 2002, the Company acquired the remaining 812,731 warrants with an exercise price of $4.56 from warrant holders for $9.5 million.

The Company's Board of Directors has approved the purchase of up to $9 million of the Company's common stock. No shares were purchased in 2002 or 2003. During the year ended December 31, 2001, 230,294 shares were purchased with an aggregate purchase price of $655,000. The purchased shares have been returned to the Company's authorized but unissued shares of common stock. All common stock purchases are charged against additional paid-in capital.

The following is a rollforward of accumulated other comprehensive income for the three years ended December 31, 2003 (in thousands):

	Available-for-Sale Securities	Derivative Instruments Used in Cash Flow Hedges	Total
Balance, January 1, 2001	$10,168	$ —	$10,168
Change in unrealized gain (loss)	21,768	(9,882)	11,886
Implementation of SFAS No. 133	—	34	34
Net settlements reclassified to earnings	—	2,087	2,087
Realized gain reclassified to earnings	(14,946)	—	(14,946)
Other amortization	—	(52)	(52)
Other comprehensive income (loss)	6,822	(7,813)	(991)
Balance, December 31, 2001	16,990	(7,813)	9,177
Change in unrealized gain (loss)	55,649	(12,184)	43,465
Net settlements reclassified to earnings	—	10,396	10,396
Other amortization	—	(103)	(103)
Other comprehensive income (loss)	55,649	(1,891)	53,758
Balance, December 31, 2002	72,639	(9,704)	62,935
Change in unrealized gain (loss)	15,086	(2,197)	12,889
Net settlements reclassified to earnings	—	9,462	9,462
Other amortization	—	(103)	(103)
Other comprehensive income	15,086	7,162	22,248
Balance, December 31, 2003	$87,725	$(2,542)	$85,183

Prior to 2001, the Company and its founders entered into a series of transactions which resulted in non-recourse forgivable promissory notes (the Notes) payable to the Company aggregating $6.4 million and the founders owning 723,108 shares of common stock of the Company. On January 1, 2001, the Company and its founders entered into another series of transactions, which resulted in a significant reduction in the balance of the Notes. The founders returned 578,664 shares of the common stock and the Company cancelled the related non-recourse debt. The Company then repurchased the remaining 144,444 shares of common stock. The Company also purchased all of the voting common stock of NFI Holding Corporation from the founders. As a result of this purchase, NFI Holding Corporation became a wholly-owned subsidiary of the Company on January 1, 2001.

The founders used the proceeds received from the sale of NFI Holding Corporation and Company common stock to repay a portion of their obligations described above. The remaining obligations, aggregating $1,393,000, were rewritten into new non-recourse, non interest-bearing promissory notes. Those notes will be forgiven and charged to expense in equal installments over 10 years as long as the Company employs the founders on December 31st of each year. The notes will be forgiven in full in the event of a change in control. During the years ended December 31, 2003, 2002 and 2001, the Company recognized $139,000 in compensation expense related to these notes. The founders have each pledged 144,444 shares of common stock as collateral for these loans.

Note 8. Derivative Instruments and Hedging Activities

The Company's objective and strategy for using derivative instruments is to mitigate the risk of increased costs on its variable rate liabilities during a period of rising rates. The Company's primary goals for managing interest rate risk are to maintain the net interest margin between its assets and liabilities and diminish the effect of changes in general interest rate levels on the market value of the Company.

The derivative instruments used by the Company to manage this risk are interest rate caps and interest rate swaps. Interest rate caps are contracts in which the Company pays either an upfront premium or quarterly premium to a counterparty. In return, the Company receives payments from the counterparty when interest rates rise above a certain rate specified in the contract. During 2003, 2002 and 2001, premiums paid related to interest rate cap agreements aggregated $7.4 million, $1.2 million and $3.7 million, respectively. When premiums are financed by the Company, a liability is recorded for the premium obligation. Premiums due to counterparties as of December 31, 2003 and 2002 were $3.5 million and $171,000, respectively, and bear a weighted average interest rate of 1.9% and 7.1%, respectively. The future contractual maturities of premiums due to counterparties as of December 31, 2003 are $1.6 million, $1.4 million and $0.5 million due in 2004, 2005 and 2006, respectively. The interest rate swap agreements to which the Company is party stipulate that the Company pay a fixed rate of interest to the counterparty and the counterparty pays the company a variable rate of interest based on the notional amount of the contract. The liabilities the Company hedges are asset-backed bonds and borrowings under its warehouse, mortgage loan and mortgage security repurchase agreements as discussed in Note 6.

All of the Company's derivative instruments that meet the hedge accounting criteria of SFAS No. 133 are considered cash flow hedges. The Company also has derivative instruments that do not meet the requirements for hedge accounting. However, these instruments also contribute to the Company's overall risk management strategy by serving to reduce interest rate risk on average short-term borrowings used to fund loans held-for-sale. The following tables present derivative instruments as of December 31, 2003 and 2002 (dollars in thousands):

	Notional Amount	Fair Value	Maximum Days to Maturity
As of December 31, 2003:			
Cash flow hedge derivative instruments	$ 250,000	$ (3,224)	450
Non-hedge derivative instruments	2,085,144	1,255	1,090
Total derivative instruments	$2,335,144	$ (1,969)	
As of December 31, 2002:			
Cash flow hedge derivative instruments	$ 435,000	$(11,267)	815
Non-hedge derivative instruments	1,648,486	(6,977)	1,090
Total derivative instruments	$2,083,486	$(18,244)	

During the three years ended December 31, 2003, the Company recognized $9.4 million, $10.3 million and $2.0 million, respectively, in net expense on derivative instruments qualifying as cash flow hedges, which is recorded as a component of interest expense.

The net amount included in other comprehensive income expected to be reclassified into earnings within the next twelve months is a charge to earnings of approximately $3.1 million.

The derivative financial instruments we use also subject us to "margin call" risk. The Company's deposits with derivative counterparties were $20.9 million and $30.3 million as of December 31, 2003 and 2002, respectively.

The Company's derivative instruments involve, to varying degrees, elements of credit and market risk in addition to the amount recognized in the consolidated financial statements.

Credit Risk The Company's exposure to credit risk on derivative instruments is limited to the cost of replacing contracts should the counterparty fail. The Company seeks to minimize credit risk through the use of credit approval and review processes, the selection of only the most creditworthy counterparties, continuing review and monitoring of all counterparties, exposure reduction techniques and thorough legal scrutiny of agreements. Before engaging in negotiated derivative transactions with any counterparty, the Company has in place fully executed written agreements. Agreements with counterparties also call for full two-way netting of payments. Under these agreements, on each payment exchange date all gains and losses of counterparties are netted into a single amount, limiting exposure to the counterparty to any net receivable amount due.

Market Risk The potential for financial loss due to adverse changes in market interest rates is a function of the sensitivity of each position to changes in interest rates, the degree to which each position can affect future earnings under adverse market conditions, the source and nature of funding for the position, and the net effect due to offsetting positions. The derivative instruments utilized leave the Company in a market position that is designed to be a better position than if the derivative instrument had not been used in interest rate risk management.

Other Risk Considerations The Company is cognizant of the risks involved with derivative instruments and has policies and procedures in place to mitigate risk associated with the use of derivative instruments in ways appropriate to its business activities, considering its risk profile as a limited end-user.

Note 9. Income Taxes

The components of income tax expense (benefit) allocated to earnings are as follows (in thousands):

	For the Year Ended December 31,	
	2003	**2002**
Current	$28,708	$ 2,621
Deferred	(5,848)	(4,652)
Total income tax expense (benefit)	$22,860	$(2,031)

The difference between expected income tax benefit computed at the federal statutory rate of 35% and actual income tax benefit recorded at the taxable REIT subsidiary is as follows (in thousands):

	For the Year Ended December 31,	
	2003	**2002**
Income tax at statutory rate (taxable REIT subsidiary)	$18,102	$(3,755)
State income taxes	1,549	(442)
Nondeductible expenses	228	117
Taxable gain on security sale to REIT	2,761	805
Other	220	1,244
Total income tax expense (benefit)	$22,860	$(2,031)

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2003	2002
Deferred tax assets:		
Mark-to-market adjustment on held-for-sale loans	$ 7,724	$ —
Unrealized loss on derivative instruments	—	3,108
Excess inclusion income	10,242	2,383
Net operating loss carryforwards	—	1,368
Unrealized loss on derivatives used in cash flow hedges	—	1,396
Deferred compensation plan contributions	1,893	—
Fixed assets	—	138
Other	1,956	853
Deferred tax asset	21,815	9,246
Deferred tax liabilities:		
Unrealized gain on available for sale securities	—	3,575
Mortgage servicing rights	7,677	3,004
Fixed assets	2,319	—
Other	1,364	201
Deferred tax liability	11,360	6,780
Net deferred tax asset	$10,455	$2,466

Note 10. Employee Benefit Plans

The NovaStar Financial, Inc. 401(k) Plan (the Plan) is a defined contribution plan which allows eligible employees to save for retirement through pretax contributions. Under the Plan, employees of the Company may contribute up to the statutory limit. The Company may elect to match a certain percentage of participants' contributions. The Company may also elect to make a discretionary contribution which is allocated to participants based on each participant's compensation. Contributions to the Plan by the Company for the years ended December 31, 2003, 2002 and 2001 were $2.0 million, $806,000 and $472,000, respectively.

The Company's Deferred Compensation Plan (the Plan) is a nonqualified deferred compensation plan that benefits certain designated key members of management and highly compensated employees and allows them to defer payment of a portion of their compensation to future years. Under the Plan, an employee may defer up to 50% of his or her base salary, bonus and/or commissions on a pretax basis. The Company may make both voluntary and/or matching contributions to the Plan on behalf of Plan participants. All Plan assets are corporate assets rather than individual property and are therefore subject to creditors' claims against the Company. The Company made contributions to the Plan for the years ended December 31, 2003 and 2002 of $643,000 and $482,000, respectively.

Note 11. Stock Option Plan

The Company's 1996 Stock Option Plan (the Plan) provides for the grant of qualified incentive stock options (ISOs), non-qualified stock options (NQSOs), deferred stock, restricted stock, performance shares, stock appreciation and limited stock awards and dividend equivalent rights (DERs). Since inception of the Plan, the Company has granted only ISOs, NQSOs and DERs. ISOs may be granted to the officers and employees of the Company. NQSOs and awards may be granted to the directors, officers, employees, agents and consultants of the Company or any subsidiaries. Under the terms of the Plan, the number of shares available for issuance is equal to 10% of the Company's outstanding common stock. Individuals who receive awards under the Plan will vest in those awards ratably over a four-year period. Unless previously terminated by the Board of Directors, the Plan will terminate on September 1, 2006.

Prior to 2003, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB No. 25 and related interpretations. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123. The Company selected the modified prospective method of adoption described in SFAS No. 148. Compensation cost recognized in 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. See Note 1.

In accordance with the provisions of SFAS No. 123 and SFAS No. 148, $1.3 million was recorded for total stock-based compensation expense in 2003. In accordance with APB No. 25, total stock-based compensation expense was $2.5 million and $0.7 million, respectively, for the years ended December 31, 2002 and 2001.

All options have been granted at exercise prices greater than or equal to the estimated fair value of the underlying stock at the date of grant. Outstanding options vest over four years and expire ten years after the date of grant. The following table summarizes option activity under the 1996 Plan for 2003, 2002 and 2001, respectively:

	2003		2002		2001	
	Shares	**Weighted Average Price**	**Shares**	**Weighted Average Price**	**Shares**	**Weighted Average Price**
Outstanding at the beginning of year	1,032,670	$7.40	1,078,840	$4.69	1,083,820	$3.82
Granted	15,000	22.66	314,000	12.05	225,000	6.73
Exercised	(275,390)	5.98	(355,250)	3.05	(226,500)	2.80
Canceled	(25,480)	7.79	(4,920)	8.25	(3,480)	9.00
Outstanding at the end of year	746,800	$8.22	1,032,670	$7.40	1,078,840	$4.69
Exercisable at the end of year	275,050	$7.67	294,420	$7.63	406,090	$6.19

Certain options granted during 2003, 2002 and 2001 were granted with DERs. In December 2001, the Company's Board of Directors approved that certain existing and all future stock option grants have DERs attached to them. Under the terms of the DERs, a recipient is entitled to receive additional shares of stock upon the exercise of options. For employees, the DERs accrue at a rate equal to the number of options outstanding times sixty percent of the dividends per share amount at each dividend payment date. For directors, the DERs accrue at a rate equal to the number of options outstanding times the dividends per share amount at each dividend payment date. The accrued DERs convert to shares based on the stock's fair value on the dividend payment date. Certain of the options exercised in 2003, 2002 and 2001 had DERs attached to them when issued. As a result of these exercises, an additional 23,485, 3,226 and 1,778 shares of common stock were issued in 2003, 2002 and 2001, respectively.

The following table presents information on stock options outstanding as of December 31, 2003.

	Outstanding			Exercisable	
Exercise Price	**Quantity**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Quantity**	**Weighted Average Exercise Price**
$1.53 – $7.16	349,250	7.40	$4.27	120,500	$4.55
$7.91 – $10.41	114,500	4.43	8.92	103,250	9.03
$12.22 – $22.66	283,050	8.96	12.81	51,300	12.28
	746,800	7.53	$8.22	275,050	$7.67

Note 12. Segment Reporting

The Company reviews, manages and operates its business in three segments. These business segments are: mortgage portfolio management, mortgage lending and loan servicing and branches. Mortgage portfolio management operating results are driven from the income generated on the assets we manage less associated management costs. Mortgage lending and loan servicing operations include the marketing, underwriting and funding of loan production. Servicing operations represent the income and costs to service on and off-balance sheet loans (See Note 2). Branches include the collective income generated by NovaStar Home Mortgage brokers and the associated operating costs. The corporate-level income and costs to support the NovaStar Home Mortgage, Inc (NHMI) branches as well as the LLC branches is represented in the branches segment.

The Company's operations were restructured into this decentralized organization structure beginning January 1, 2001 as the branches became more significant to the overall performance of the Company. Certain reclassifications have been made to prior year amounts to conform with current year segment presentation. Following is a summary of income and assets by the Company's primary operating units for the year ended December 31, 2003, 2002 and 2001 (in thousands):

For the Year Ended December 31, 2003:	Mortgage Portfolio Management	Mortgage Lending and Loan Servicing	Branches	Eliminations	Total
Interest income	$109,542	$ 60,878	$ —	$ —	$ 170,420
Interest expense	17,433	31,055	—	(8,124)	40,364
Net interest income before credit recoveries	92,109	29,823	—	8,124	130,056
Credit recoveries	389	—	—	—	389
Gains (losses) on sales of mortgage assets	(1,911)	140,870	—	5,046	144,005
Fee income	65	37,505	40,290	(9,519)	68,341
Losses on derivative instruments	(894)	(29,943)	—	—	(30,837)
Other income (expense)	15,934	(14,563)	53	(4,114)	(2,690)
General and administrative expenses	(6,667)	(133,196)	(34,545)	—	(174,408)
Income before income tax	99,025	30,496	5,798	(463)	134,856
Income tax expense	—	20,580	2,280	—	22,860
Net income	$ 99,025	$ 9,916	$ 3,518	$ (463)	$ 111,996
December 31, 2003:					
Total assets	$563,930	$834,980	$17,276	$(16,229)	$1,399,957

For the Year Ended December 31, 2002:	Mortgage Portfolio Management	Mortgage Lending and Loan Servicing	Branches	Eliminations	Total
Interest income	$ 73,407	$ 33,736	$ —	$ —	$ 107,143
Interest expense	15,650	20,715	—	(8,637)	27,728
Net interest income before credit recoveries	57,757	13,021	—	8,637	79,415
Credit recoveries	432	—	—	—	432
Gains (losses) on sales of mortgage assets	(791)	52,282	—	1,814	53,305
Fee income	432	18,084	21,495	(4,028)	35,983
Losses on derivative instruments	(2,282)	(34,559)	—	—	(36,841)
Other income (expense)	12,466	(6,532)	62	(6,966)	(970)
General and administrative expenses	(6,991)	(59,306)	(18,840)	543	(84,594)
Income (loss) before income tax	61,023	(17,010)	2,717	—	46,730
Income tax expense (benefit)	—	(3,372)	1,341	—	(2,031)
Net income (loss)	$ 61,023	$ (13,638)	$ 1,376	$ —	$ 48,761
December 31, 2002:					
Total assets	$387,600	$1,053,477	$11,814	$ (394)	$1,452,497

For the Year Ended December 31, 2001:	Mortgage Portfolio Management	Mortgage Lending and Loan Servicing	Branches	Eliminations	Total
Interest income	$ 38,394	$ 19,425	$ 85	$ —	$ 57,904
Interest expense	18,996	12,301	—	(3,931)	27,366
Net interest income before credit losses	19,398	7,124	85	3,931	30,538
Credit losses	(3,608)	—	—	—	(3,608)
Gains on sales of mortgage assets	14,745	22,431	171	—	37,347
Fee income	790	2,088	19,689	(1,573)	20,994
Losses on derivative instruments	—	(3,953)	—	—	(3,953)
Other income (expense)	4,789	(2,436)	(1)	(3,151)	(799)
General and administrative expenses	(4,386)	(26,573)	(16,339)	793	(46,505)
Income (loss) before cumulative effect of a change in accounting principle	31,728	(1,319)	3,605	—	34,014
Cumulative effect of a change in accounting principle	1,384	322	—	—	1,706
Net income (loss)	$ 30,344	$ (1,641)	$ 3,605	$ —	$ 32,308
December 31, 2001:					
Total assets	$344,676	$152,593	$15,111	$ —	$512,380

Intersegment revenues and expenses that were eliminated in consolidation were as follows (in thousands):

	2003	2002	2001
Amounts paid (received) to (from) mortgage portfolio from (to) mortgage lending and loan servicing:			
Loan servicing fees	$ (685)	$(1,074)	$(1,573)
Administrative fees	—	(449)	(704)
Intercompany interest income	8,124	8,637	3,931
Guaranty, commitment, loan sale and securitization fees	9,244	6,001	3,871
Amounts paid (received) to (from) branches from (to) mortgage lending and loan servicing:			
Lender premium	5,509	1,814	—
Subsidized fees	3,325	1,139	—
Administrative fees	—	(94)	(88)

Note 13. Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments presents amounts that have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies could have a material impact on the estimated fair value amounts.

The estimated fair values of the Company's financial instruments are as follows as of December 31, (in thousands):

	2003		2002	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Financial assets:				
Cash and cash equivalents	$118,180	$118,180	$ 79,742	$ 79,742
Mortgage loans:				
Held-for-sale	697,992	716,006	983,633	995,320
Held-in-portfolio	94,717	96,455	149,876	151,954
Mortgage securities – available-for-sale	382,287	382,287	178,879	178,879
Mortgage servicing rights	19,685	33,788	7,906	12,617
Deposits with counterparties	20,900	20,900	30,310	30,310
Financial liabilities:				
Borrowings:				
Short-term	872,536	872,536	1,025,536	1,025,536
Asset-backed bonds	132,980	132,980	199,692	199,352
Derivative instruments:				
Interest rate cap agreements	6,679	6,679	1,200	1,200
Interest rate swap agreements	(8,648)	(8,648)	(19,444)	(19,444)

Cash and cash equivalents — The fair value of cash and cash equivalents approximates its carrying value.

Mortgage loans — The fair value for all loans is estimated by discounting the projected future cash flows using market discount rates at which similar loans made to borrowers with similar credit ratings and maturities would be discounted in the market.

Mortgage securities — available-for-sale – The fair value of mortgage securities is estimated by discounting future projected cash flows using a discount rate commensurate with the risks involved.

Mortgage servicing rights — The fair value of mortgage servicing rights is calculated based on a discounted cash flow methodology incorporating numerous assumptions, including servicing income, servicing costs, market discount rates and prepayment speeds.

Borrowings — The fair value of all borrowings approximates carrying value as the borrowings bear interest at rates that approximate current market rates for similar borrowings.

Derivative instruments — The fair value of derivative instruments is estimated by discounting the projected future cash flows using appropriate rates. The fair market value of deposits with counterparties approximates its carrying value.

The fair value of accrued interest receivable and payable approximates their carrying value.

Note 14. Supplemental Disclosure of Cash Flow Information

(in thousands)	2003	2002	2001
Cash paid for interest	$ 41,058	$37,546	$28,918
Cash paid for income taxes	$ 18,831	$ 3,581	$ 684
Non-cash items:			
Dividends payable	$ 30,559	$16,768	$ 4,758
Securities retained in securitizations	$292,675	$90,785	$59,570
Retention of mortgage servicing rights	$ 20,774	$ 6,070	$ 5,654
Surrender of warrants	$ —	$ 3,673	$ —
Assets acquired through foreclosure	$ 6,619	$ 8,417	$20,159
Dividend reinvestment plan program	$ 1,247	$ —	$ —

Non-cash activities related to the acquisition of common stock of NFI Holding Corporation on January 1, 2001 were as follows (in thousands):

	2001
Operating activities:	
Increase in mortgage loans held-for-sale	$(81,733)
Increase in other assets	$(11,132)
Decrease in other liabilities	$ (9,422)
Investing activities:	
Increase in real estate owned	$ (892)
Financing activities:	
Increase in borrowings	$ 36,900
Non-cash financing activities related to founders' notes receivable:	
Decrease in founders' notes receivable	$ 4,340
Decrease in additional paid-in capital	$ (4,340)

Note 15. Commitments, Guarantees and Contingencies

The Company makes commitments to borrowers to fund residential mortgage loans as well as commitments to purchase and sell mortgage loans to third parties. At December 31, 2003, the Company had outstanding commitments to originate, purchase and sell loans of $228 million, $60 million and $0, respectively. The Company had outstanding commitments to originate, purchase and sell loans of $108 million, $16 million and $98 million, respectively as of December 31, 2002.

The Company leases office space under various operating lease agreements. Rent expense for 2003, 2002 and 2001, aggregated $7.5 million, $2.4 million and $1.5 million respectively. Future minimum lease commitments under those leases are as follows (in thousands):

	Lease Obligations
2004	$6,425
2005	5,523
2006	5,332
2007	5,349
2008	5,349
Thereafter	3,565

The Company has entered into various lease agreements in which the lessor agreed to repay the Company for certain existing lease obligations. The Company received approximately $2.3 million and $62,000 related to these agreements in 2003 and 2002, respectively, and expects to receive approximately $1.0 million in future payments through 2004 from the lessor unless the properties previously occupied are subleased.

The Company has also entered into various sublease agreements for office space formerly occupied by the Company. The Company received approximately $537,000, $704,000 and $846,000 in 2003, 2002 and 2001, respectively, related to these agreements and expects to receive approximately $61,000 in future payments through 2004.

In the ordinary course of business, the Company sells loans with recourse for borrower defaults. For loans that have been sold with recourse and are no longer on the Company's balance sheet, the recourse component is considered a guarantee. The Company sold loans with recourse for borrower defaults totaling $151.2 million and $142.2 million in 2003 and 2002, respectively. The Company's reserve related to these guarantees totaled $41,000 and $29,000 as of December 31, 2003 and 2002, respectively.

In the ordinary course of business, the Company sells loans with recourse where a defect occurred in the loan origination process. The Company typically guarantees to cover investor losses should origination defects occur. The defects are categorized as documentation and underwriting errors, judgments, early payment defaults and fraud. If a defect is identified, the Company is required to repurchase the loan. As of December 31, 2003, the Company had loans sold with recourse with an outstanding principal balance of $6.4 billion.

In connection with various regulatory lending requirements, certain wholly-owned subsidiaries of the Company are required to maintain minimum levels of net worth. The wholly-owned subsidiaries were in compliance with these requirements as of December 31, 2003.

In the normal course of its business, the Company is subject to various legal proceedings and claims, the resolution of which, in the opinion of management, will not have a material adverse effect on the Company's financial condition or results of operations.

Note 16. Affiliated Branches

As discussed in Note 1, the Company is party to LLC agreements for the purpose of establishing affiliated branches. As of December 31, 2003 and 2002, there were 423 and 207 such affiliated branches. For the years ended December 31, 2003, 2002 and 2001, the Company recorded fee income aggregating $12.8 million, $5.2 million and $1.9 million respectively, for providing administrative services for affiliated branches. During 2003, 2002 and 2001, the aggregate amount of loans brokered by affiliated branches were approximately $5.7 billion, $2.2 billion and $710.3 million, respectively. Of those amounts, approximately $1.3 billion, $399.6 million and $110.5 million, respectively, were acquired by the Company's mortgage subsidiary. The aggregate premiums paid by the Company for loans brokered by the affiliated branches were approximately $15.1 million, $5.1 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. In conjunction with the use of the Company's mortgage broker license, the Company is contingently liable for limited representations and warrantees of the affiliated branches as well as certain operating liabilities in the event that the LLCs are unable to meet their obligations upon dissolution. The Company requires that the branch managers maintain a reserve with the Company to cover such obligations. Historically, the amounts that the Company has been required to pay as a result of these arrangements have been insignificant. The Company records an estimate of obligations regarding affiliated branch arrangements in the consolidated financial statements.

Note 17. Earnings Per Share

The computations of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands, except per share amounts):

	For the Year Ended December 31,		
	2003	**2002**	**2001**
Numerator	$111,996	$48,761	$32,308
Denominator:			
Weighted average common shares outstanding – basic			
Common shares outstanding	22,220	20,758	11,478
Convertible preferred stock	—	—	8,572
Weighted average common shares outstanding – basic	22,220	20,758	20,050
Weighted average common shares outstanding – dilutive			
Stock options	601	524	378
Warrants	—	378	954
Weighted average common shares outstanding – dilutive	22,821	21,660	21,382
Basic earnings per share	$ 5.04	$ 2.35	$ 1.61
Diluted earnings per share	$ 4.91	$ 2.25	$ 1.51

The following stock options and warrants to purchase shares of common stock were outstanding during each period presented, but were not included in the computation of diluted earnings per share because the number of shares assumed to be repurchased, as calculated was greater than the number of shares to be obtained upon exercise, therefore, the effect would be antidilutive:

	For the Year Ended December 31,		
	2003	**2002**	**2001**
Number of stock options and warrants (in thousands)	15	300	420
Weighted average exercise price	$22.66	$12.50	$8.17

Note 18. Subsequent Events

On January 16, 2004, the Company sold 2.6 million shares of Series C Cumulative Redeemable Perpetual Preferred Stock, raising $62.9 million in net proceeds. The shares have a liquidation value of $25.00 per share and will pay an annual coupon of 8.90%. The Company has granted its underwriters an option, exercisable for 30 days, to purchase up to an additional 390,000 shares to cover over-allotments, if any. On February 6, 2004, the underwriters exercised their options for 390,000 shares in over-allotments resulting in net proceeds of $9.4 million.

During February 2004, the Company notified the branch managers of the limited liability companies described in Notes 1 and 16 to the consolidated financial statements, that the Company was terminating these agreements effective January 1, 2004. Branches that formerly operated under these agreements either become independent of the Company, or will become operating units of the Company. As operating units of the Company, their financial results will be included in the consolidated financial statements.

Note 19. Condensed Quarterly Financial Information (unaudited)

Following is condensed consolidated quarterly operating results for the Company (in thousands, except per share amounts):

	2003 Quarters				2002 Quarters			
	First	**Second**	**Third**	**Fourth**	**First**	**Second**	**Third**	**Fourth**
Net interest income before credit recoveries (losses)	$28,687	$31,547	$33,469	$36,353	$12,943	$18,873	$19,690	$27,909
Credit recoveries (losses)	92	171	875	(749)	(133)	379	383	(197)
Gains on sales of mortgage assets	29,443	44,031	34,188	36,343	4,630	15,993	17,293	15,389
Gains (losses) on derivative instruments	(9,149)	(15,037)	(8,144)	1,493	1,438	(15,766)	(16,349)	(6,164)
Income before income tax benefit (expense)	27,100	32,904	30,952	43,900	10,221	7,752	11,359	17,398
Income tax benefit (expense)	(4,141)	(4,183)	(5,844)	(8,692)	(1,300)	2,638	840	(147)
Net income	22,959	28,721	25,108	35,208	8,921	10,390	12,199	17,251
Basic earnings per share	$ 1.09	$ 1.32	$ 1.12	$ 1.49	$ 0.43	$ 0.50	$ 0.59	$ 0.83
Diluted earnings per share	$ 1.07	$ 1.28	$ 1.09	$ 1.45	$ 0.40	$ 0.49	$ 0.57	$ 0.81

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company selected the modified prospective method of adoption as described in SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. In adopting SFAS No. 123 retroactive to January 1, 2003, results for the quarters previously reported in the 2003 Quarterly Reports on Form 10-Q were restated to the amounts noted above for the modified prospective method of adoption. The pretax impact of adopting the provisions under the modified prospective method for the three months ended March 31, 2003, June 30, 2003 and September 30, 2003 was a decrease to compensation expense of $0.6 million, $5.6 million and $0.8 million, respectively. Results for prior years have not been restated. See Note 1.

The following amounts from the Company's financial statements for the three months ended March 31, June 30 and September 30, 2003 have been revised from amounts previously reported to account for stock compensation expense under the fair value method prescribed by SFAS No. 123, in accordance with the modified prospective method of SFAS No. 148 (in thousands, except per share amounts):

	March 31, 2003		June 30, 2003		September 30, 2003	
	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted
Additional paid-in capital (A)	$134,448	$133,811	$166,512	$160,273	$180,746	$173,672
Accumulated deficit	(16,818)	(16,181)	(21,737)	(15,498)	(26,010)	(18,936)
Stockholders' equity	194,597	194,597	230,469	230,469	236,242	236,242
Compensation and benefits expense	19,442	18,805	30,419	24,817	26,287	25,452
Income before income tax expense (benefit)	26,463	27,100	27,302	32,904	30,117	30,952
Net income	22,322	22,959	23,119	28,721	24,273	25,108
Basic earnings per share (A)	$ 1.06	$ 1.09	$ 1.06	$ 1.32	$ 1.08	$ 1.12
Diluted earnings per share (A)	$ 1.04	$ 1.07	$ 1.03	$ 1.28	$ 1.05	$ 1.09

(A) Additional paid-in capital, basic earnings per share and diluted earnings per share as reported have been adjusted to reflect the Company's two-for-one stock split on December 1, 2003.

Independent Auditors' Report

To the Board of Directors and Stockholders of
NovaStar Financial, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of NovaStar Financial, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* effective January 1, 2003.

Deloitte & Touche LLP

Kansas City, Missouri
March 3, 2004

Corporate Information

Registrar and Transfer Agent

UMB Bank N.A.
928 Grand Boulevard
13th Floor
Kansas City, Missouri 64106
816.860.7786

Stock Information

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "NFI." Following are the high and low stock prices (as reported by the NYSE) and cash dividends for the quarterly periods of 2002 and 2003.

Period	High	Low	Dividend
2002:			
January 1 – March 31	$ 9.70	$ 7.91	$0.40
April 1 – June 30	17.88	9.63	0.45
July 1 – September 30	17.00	10.06	0.50
October 1 – December 31	16.34	9.41	0.80
2003:			
January 1 – March 31	17.93	14.30	1.29
April 1 – June 30	29.90	17.15	1.25
July 1 – September 30	37.22	25.30	1.25
October 1 – December 31	45.25	29.87	1.25

Filings with the Securities and Exchange Commission (SEC)

A copy of filings we have made with the Securities and Exchange Commission (SEC), including our 2003 annual filing on Form 10-K, may be obtained through the web site of the SEC (www.sec.gov), on our web site (www.novastarmortgage.com) or by contacting us directly.

NovaStar Financial, Inc.
Investor Relations
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114
816.237.7000
E-mail: ir@novastar1.com

Annual Meeting

10:00 a.m. May 25, 2004

NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114
816.237.7000

Counsel

Tobin & Tobin
San Francisco, California

Jeffers, Shaff & Falk, LLP
Irvine, California

Independent Accountants

Deloitte & Touche LLP
Kansas City, Missouri

Officers

NovaStar Financial, Inc.[SM]

Scott Hartman
Chairman of the Board, CEO

Lance Anderson
President and COO

Michael Bamburg
Sr. Vice President - Portfolio

Wenhui Fang
Vice President - Portfolio Management

David Farris
Vice President - Portfolio Management

Matthew Kaltenrieder
Vice President - Securitization

Zhao Rong
Vice President - Portfolio Management

Rodney Schwatken
Vice President - Controller

NovaStar Mortgage, Inc.[SM]

Lance Anderson
President and CEO

Scott Hartman
Executive Vice President

Jim Anderson
Sr. Vice President - Wholesale West

Mike Enos
Sr. Vice President - Marketing

Steve Haslam
Sr. Vice President - Retail

Lainey Hess
Sr. Vice President - Human Resources

Chris Miller
Sr. Vice President - Servicing

Ray Norris
Sr. Vice President - Information Systems

John Pantalone
Sr. Vice President - Wholesale Central

Dave Pazgan
Sr. Vice President - Wholesale East

Mike Robar
Sr. Vice President - Chief Credit Officer

Paul Bradley
Vice President - Retail Lending

Joel Brenner
Vice President - Operations (Wholesale East)

Bradley Burt
Vice President - Sales East

Chris Casey
Vice President - Operations Correspondent Division

Nancy Deibler
Vice President - Retail Lending

Donna DelMonte
Vice President - Retail Operations

Beverly Dillingham
Vice President - Sales Support

Scott Forst
Vice President - Collections

Sue Johnson
Vice President - Sales West

Patrick Lambrecht
Vice President - Operations (Wholesale Central)

J. R. Samsing
Vice President - Direct Channel

Larry Scharff
Vice President - Compliance

John Schrader
Vice President - Correspondent Division

Ronda Schrader
Vice President - Technical Servicing

Brian Smith
Vice President - Information Technology

Emilio Soli
Vice President - Direct Channel

Ronald Zaccaria
Vice President - Retail Lending

NovaStar Home Mortgage, Inc.[SM]

Lance Anderson
President and CEO

Scott Hartman
Executive Vice President

Steve Landes
Sr. Vice President - Branch Division

Simone Dominique
Vice President - National Sales Manager

Barry Lawson
Vice President - NovaPartner

Michael Page
Divisional Vice President - Eastern Region

Brent Stuart
Divisional Vice President - Western Region

John Uffendell
Vice President - Information Technology

NOVASTAR[SM]

NOVASTAR FINANCIAL, INC.
8140 Ward Parkway, Suite 300 · Kansas City, Missouri 64114 · 816-237-7000
www.novastarmortgage.com · E-mail: ir@novastar1.com